SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 10, 2006

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

Enclosure: AngloGold Ashanti : Report for the quarter and year ended 31 December 2005 prepared in accordance IFRS

Report

for the quarter and year ended 31 December 2005

Group results for the quarter ...

❖ Gold production down 3% to 1.494Moz, primarily due to anticipated declines at Geita and Sunrise Dam.
❖ Price received up 10% to $476/oz.
❖ South African total cash costs 5% lower at R56,198/kg ($268/oz) due to excellent cost management.
❖ Total cash costs down 2% to $278/oz.
❖ Adjusted headline earnings up to $41m as a result of solid production, lower total cash costs and improved price received.

...and for the year

❖ Gold production increased 6% to 6.166Moz.
❖ Total cash costs up 6%, mainly due to strong operating currencies.
❖ Adjusted headline earnings decreased to $200m.
❖ Final dividend declared at 62 South African cents per share or 10 US cents per share, resulting in a total dividend of 232 South African cents or 35 US cents per share.

		Quarter ended Dec 2005	Quarter ended Sept 2005 Restated	Year ended Dec 2005	Year ended Dec 2004 Restated	Quarter ended Dec 2005	Quarter ended Sept 2005 Restated	Year ended Dec 2005	Year ended Dec 2004 Restated
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**46,460**	47,723	191,783	181,311	**1,494**	1,534	6,166	5,829
Price received[1]	- R/kg / $/oz	**99,780**	90,440	89,819	81,051	**476**	433	439	394
Total cash costs	- R/kg / $/oz	**58,367**	59,453	57,465	54,276	**278**	284	281	264
Total production costs	- R/kg / $/oz	**82,873**	78,082	76,495	68,221	**395**	373	374	332
Financial review									
(Gross loss) gross profit	- R / $ million	**(340)**	243	1,088	1,697	**(57)**	29	183	243
Gross profit adjusted for the effect of unrealised non-hedge derivatives[2]	- R / $ million	**870**	678	2,988	2,844	**134**	105	469	441
(Loss) profit attributable to equity shareholders	- R / $ million	**(1,463)**	(415)	(1,262)	728	**(227)**	(73)	(183)	108
Headline (loss) earnings	- R / $ million	**(1,097)**	(390)	(723)	937	**(171)**	(69)	(98)	141
Headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps[3]	- R / $ million	**250**	144	1,265	1,691	**41**	22	200	271
Capital expenditure	- R / $ million	**1,279**	1,385	4,596	3,764	**196**	215	722	585
(Loss) earnings per ordinary share	- cents/share								
Basic		**(552)**	(157)	(477)	290	**(86)**	(28)	(69)	43
Diluted		**(552)**	(157)	(477)	289	**(86)**	(28)	(69)	43
Headline		**(414)**	(147)	(273)	373	**(65)**	(26)	(37)	56
Headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps[3]	- cents/share	**94**	52	478	673	**15**	8	76	108
Dividends	- cents/share	**62**		232	350	**10**		35	56

Notes:
1. *Price received includes realised non-hedge derivatives.*
2. *Refer to note 8 of Notes for the definition.*
3. *Refer to note 7 of Notes for the definition.*

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations **at a glance**

for the quarter ended 31 December 2005

	Price received[1]		Production		Total cash costs		Cash gross profit[2]		Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Great Noligwa	488	8	170	–	240	(11)	42	56	25	19
Mponeng	486	7	143	13	247	(9)	32	68	25	178
TauTona	486	8	128	3	248	(4)	29	38	13	8
Kopanang	488	8	118	(6)	263	4	25	32	18	29
AngloGold Ashanti Mineração	451	7	66	2	190	10	15	–	12	–
Sunrise Dam	515	15	92	(9)	231	(28)	14	17	7	40
Morila[5]	483	9	58	(16)	227	17	14	(18)	8	14
Cerro Vanguardia[5]	432	8	51	(2)	173	(14)	14	17	9	80
Cripple Creek & Victor	399	4	85	(8)	239	3	13	(13)	4	–
Navachab	482	10	22	5	259	(3)	12	140	7	75
Sadiola[5]	485	10	43	(2)	284	18	10	11	7	–
Obuasi	457	11	100	2	357	5	9	125	(5)	–
Geita	503	24	120	(12)	326	(8)	8	11	7	800
Serra Grande[5]	479	15	24	–	174	9	8	60	6	50
Yatela[5]	487	11	31	48	208	(27)	8	167	6	200
Siguiri[5]	460	11	62	2	341	10	8	14	1	–
Tau Lekoa	488	8	61	(14)	441	18	3	–	(5)	(150)
Savuka	487	8	25	(31)	297	(22)	1	–	1	–
Iduapriem[5]	457	11	44	–	397	8	(1)	(200)	(5)	(150)
Bibiani	469	9	25	(11)	334	8	(4)	–	(6)	(50)
Other			26	8	–	(2)	7	(59)	(1)	(109)
AngloGold Ashanti	476	10	1,494	(3)	278	2	267	21	134	28

1   *Price received includes realised non-hedge derivatives.*
2   *Cash gross profit is gross profit adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.*
3   *Refer to note 8 of Notes for the definition.*
4   *Variance December 2005 quarter on September 2005 quarter – increase (decrease).*
5   *Attributable.*

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER AND YEAR

The December quarter was marked by a steady operational performance, with production down slightly to 1.494Moz, and excellent cost control, with total cash costs 2% lower at $278/oz. Together with good participation in the gold price rally, this translated into considerably improved adjusted headline earnings, up 86% to $41m from the restated $22m reported for the third quarter of 2005.

Furthermore, the adjusted headline earnings of $41m are after deducting three significant and largely once-off charges. First, the full implementation of the new IAS 16 standard this quarter required a reassessment of the useful lives of the company's fixed assets, which resulted in a $13m increase in the depreciation charge. Second, revisions to rehabilitation cost estimates required a $28m increase in these provisions. Finally, tax provisions for Africa and South America were increased by $52m, although a $48m tax credit in Ghana mostly offset this increase.

Operationally, the African assets reported generally solid performances, including 2% production improvements at both Obuasi in Ghana and Siguiri in Guinea, and a 48% production increase at Yatela to 31,000oz. As anticipated and reported previously, production at Geita continued to decline this quarter to 120,000oz, where it is expected to remain for the duration of the cut-back of the Nyankanga pit – likely until the third quarter of 2006. Total cash costs at Geita, however, declined 8%, reflecting the ongoing benefit of the successful transition to owner-mining, the full gains of which should be realised by mid-year.

The South African operations reported a 1% decline in production to 669,000oz after an expected 7% decrease at Kopanang and 13% lower production from Tau Lekoa, where a restructuring plan is currently underway to yield a better performance going forward. These declines partially counteracted the good operational results at Mponeng, where production rose 12% and total cash costs declined 9%, and at TauTona, where production was up 3% and total cash costs were down 4%. A sustained focus on the cost savings initiatives highlighted earlier in the year resulted in significantly improved South African total cash costs of R56,198/kg, marking the eighth consecutive quarter of managing these costs to around the R60,000/kg level.

In respect of the international operations, the Brazilian assets – AngloGold Ashanti Mineração and Serra Grande – reported production generally in line with that of the previous quarter, although total cash costs increased by 10% and 9%, respectively, partly as a result of the significant appreciation over the quarter of the Brazilian real. In Australia, production at Sunrise Dam declined as expected to 92,000oz, as mining continues in the low-grade northern section of the pit, where it will likely remain for the next nine months. Production at Cripple Creek & Victor in the US decreased 8% due to a decline in heap leach recoveries, while the high cost of diesel and other consumables resulted in a 3% increase in total cash costs to $239/oz.

For the year ended 31 December 2005, gold production was 6% higher at 6.166Moz, largely attributable to the inclusion of a full year's production from the Ashanti assets, in addition to record performances from Sunrise Dam in the first two quarters of the year and 28% and 17% production improvements at Morila and Mponeng, respectively. This overall increase was offset to some degree, however, by reduced production from key South African assets including Great Noligwa and TauTona.

In the effort to mitigate the effects of ongoing cost pressures, including the higher oil price, generally increasing cost of consumables and strong local currencies, the company announced earlier in the year a stringent savings plan designed to eliminate $110m in costs. The total cost-saving realised for 2005, at $160m, was well in excess of this target, with the bulk of these derived from the South African operations. The consequence of this intervention has been to limit total cash cost escalation to 6% for the year, to $281/oz.

In 2005, the company also achieved a significant decrease in the fatality frequency rate, down 26% year-on-year. While the LTIF rate regressed by 3% to 6.75 per million man hours worked, this should be compared with the international benchmark of 6. Four operations were lost time injury-free for the fourth quarter and Cripple Creek & Victor has now achieved 25 months without a lost-time injury.

A dividend of 62 South African cents (10 US cents) per share has been declared for the six months ended 31 December 2005. This represents a similar dividend payout level to adjusted headline earnings, as per the interim year declaration, resulting in a total dividend for the year of 232 South African cents (35 US cents) per share. Given that AngloGold Ashanti is in its highest-ever capital expenditure phase, it will continue to manage capital expenditure in line with profitability and cash flow, and its approach to the dividend on the basis of prudent financial management.

Looking ahead, production for the first quarter is estimated to be 1.4Moz at an average total cash cost of $311/oz, assuming the following exchange rates: $/R6.25, A$/$0.76, BRL/$2.29 and Argentinean peso/$2.96. Production is forecast to be down quarter-on-quarter primarily due to a reduced number of production shifts in the South Africa region (69 production days in the first quarter of 2006 as compared to 76 in the prior quarter). Capital expenditure is estimated at $234m and will be managed in line with profitability and cash flow.

The table below provides guidance for the year, in respect of forecast ounces, cash costs and capital expenditure. In 2006, AngloGold Ashanti expects production to decline marginally to within a range of 5.9Moz to 6.1Moz, as Bibiani phases into a tailings only operation in combination with the forecast closure of Savuka. Total cash costs are anticipated to be between $285/oz and $293/oz, based on the following exchange rate assumptions: $/R6.50, A$/$0.76, BRL/$2.40 and Argentinean peso/$2.96. Capital expenditure for the year is estimated to be between $786m and $818m and will be managed in line with profitability and cash flow. The depreciation and amortisation charge for 2006 is estimated to be approximately $577m.

Based on current business planning, in 2007 AngloGold Ashanti expects its gold production to increase to between 6.3Moz and 6.5Moz. This growth will be driven primarily by forecast increased production at the following operations: in South Africa, Moab production is expected to increase by approximately 80% in line with the development plan; in Australia, Sunrise Dam production should increase by approximately 25% as the higher grade GQ lobe is accessed; in Brazil at AngloGold Ashanti Mineração, production is anticipated to increase by almost 40% as a consequence of the Cuiabá deepening project; in Ghana, both Iduapriem and Obuasi should see planned increases in production of between 10% and 15% respectively; and in Tanzania at the Geita mine, production is forecast to rise by over 50% due to mining in the higher grade Nyankanga Cut 4.

These forecast increases in production offset planned reduced production at Tau Lekoa in South Africa, Bibiani in Ghana, Yatela in Mali and Cripple Creek & Victor in the United States.

OPERATIONAL FORECAST FOR 2006

Operation	Forecast Production Ounces (000)	Expected Total Cash Cost $/oz*	Capital Expenditure $m **
SOUTH AFRICA			
Great Noligwa	651 – 677	258 – 268	47 – 49
Kopanang	457 – 475	294 – 306	36 – 38
Tau Lekoa	207 – 215	382 – 398	12
Moab	48 – 50	654 – 680	82 – 85
Vaal River surface	93 – 97	325 – 339	11 – 12
Mponeng	495 – 515	278 – 290	46 – 48
Savuka	14 – 15	613 – 639	–
TauTona	491- 511	267 – 277	73 – 75
ARGENTINA			
Cerro Vanguardia	207 – 215	181 – 189	14 – 16
AUSTRALIA			
Sunrise Dam	451 – 469	268 – 278	27 – 28
Boddington	–	–	81 – 84***
BRAZIL			
AngloGold Ashanti Mineração	234 – 244	164 – 170	98 – 103
Serra Grande	93 – 97	179 – 187	12
GHANA			
Bibiani	54 – 56	297 – 309	0 – 1
Iduapriem	185 – 193	302 – 314	14 – 15
Obuasi	407 – 423	319 – 332	88 – 92
GUINEA			
Siguiri	250 – 260	308 – 320	21 – 22
MALI			
Morila	215 – 223	274 – 286	1
Sadiola	185 – 193	302 – 314	7
Yatela	118 – 122	249 – 259	–
NAMIBIA			
Navachab	81 – 85	301 – 313	1
TANZANIA			
Geita	562 – 585	297 – 309	86 – 89
USA			
Cripple Creek & Victor	323 – 337	238 – 248	12
TOTAL	**5,823 – 6,058**	**285 – 293**	**786 – 818**

*   Based on the following exchange rate assumptions: $/R6.50, A$/$0.76, BRL/$2.40 and Argentinean peso/$2.96.
**   Capital expenditure is managed in line with profitability and cash flow, and may fluctuate accordingly.
*** Subject to approval of the Boddington Joint Venture project by the partners.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, volume mined remained stable at last quarter's levels. Yield fell by 5% after unplanned waste was trammed from the reef, also leading to a 6% increase in tons treated. Gold production was consequently unchanged quarter-on-quarter at 5,274kg (170,000oz), while total cash costs declined 10% to R50,311/kg ($240/oz), predominantly from an increase in by-product revenue. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased by 20% to R164m ($25m), as a result of improved costs and a higher price received.

The Lost-Time Injury Frequency Rate (LTIFR) was 9.59 lost-time injuries per million hours worked (14.12 for the previous quarter).

At **Kopanang**, efficiency improvements helped increase volume mined by 2% this quarter, while yield fell 7% to planned levels. Gold production also fell 7% to 3,664kg (118,000oz) as a result of this yield decline. Total cash costs increased 4% to R55,227/kg ($263/oz), after the negative effect of the lower gold production was partially mitigated by improved cost savings initiatives. Gross profit adjusted for the effect of unrealised non-hedge derivatives improved by 27% to R118m ($18m), primarily as a result of an improved price received, in addition to the implementation of effective cost-saving measures.

The LTIFR was 10.91(9.52).

Tau Lekoa's volume mined decreased 5% for the quarter as a result of an effort to improve the mining mix by decreasing the number of unprofitable panels mined. Although tons treated increased 3% due to an improved focus on reducing lock-up, yield declined 16% and gold production was consequently 13% lower at 1,904kg (61,000oz).

The cost of treating increased tons offset the positive effect of implemented cost-saving initiatives and together with the decreased gold production, resulted in an 18% increase in total cash costs to R92,559/kg ($441/oz). Gross loss adjusted for the effect of unrealised non-hedge derivatives increased to R30m ($5m) although a restructuring plan is currently underway to restore Tau Lekoa to profit-generating status.

The LTIFR was 22.33 (12.12).

Moab Khotsong's improved gold production of 344kg (11,000oz) is not included in the South Africa region's production, as revenue continues to be capitalised against pre-production costs. Commercial production is scheduled for 2006.

The LTIFR was 10.32 (14.69).

At **Mponeng**, gold production was 12% higher at 4,436kg (143,000oz) in the fourth quarter, driven primarily by higher volume mined and increased development. As a result of the improved production, total cash costs, at R51,902/kg ($247/oz), declined 9% and gross profit adjusted for the effect of unrealised non-hedge derivatives increased substantially to R162m ($25m), in part as a result of a better price received and improved grade.

The LTIFR was 13.98 (8.94).

Savuka's volume mined declined 43% this quarter, after low-grade mining was halted and the operation shifted to single daily shifts, in line with a revised mining plan. Consequently, gold production fell 31% to 770kg (25,000oz) and yield rose 21% to 9.68g/t, mainly due to a 19% increase in face values. The lower volumes treated, together with the implementation of cost savings initiatives, resulted in a 21% decrease in total cash costs to R62,419/kg ($297/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives was R7m ($1m), up from a loss of R2m ($0.3m) in the third quarter. Savuka has entered into orderly closure mode, although closure will be managed in line with the operation's profitability and will be reviewed on a regular basis.

The LTIFR was 18.28 (9.55).

At **TauTona**, volume mined improved 14% due to increased face advance and face length from new panels in two key areas, RHI and VCR Area A. Tons milled rose by 14% as a consequence of higher stoping and development rates, although as a result of the waste increase associated with higher development tonnages, yield fell 10%. Gold production improved 3% to 3,970kg (128,000oz) and total cash costs, which were favourably impacted by a better cost-saving performance as well as the increased production, declined 4% to R52,087/kg ($248/oz). Gross profit adjusted for the effect of unrealised non-hedge derivatives improved 5% to R85m ($13m).

The LTIFR was 11.60 (12.60).

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production decreased 2% to 51,000oz primarily as a consequence of lower volumes treated this quarter. Total cash costs dropped 14% to $173/oz, owing to higher feed grade for both gold and silver, the latter positively affecting the by-product credit. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $9m, was 80% higher than that of the previous quarter as a consequence of both the improved cash costs and a significantly better price received.

The LTIFR was 4.04 (2.25).

AUSTRALIA

Production at **Sunrise Dam** decreased 9% quarter-on-quarter to 92,000oz, mainly as a consequence of an expected drop in grade to 2.69g/t. In spite of these declines however, total cash costs improved 27% to A$310/oz ($231/oz), as a consequence of ore stockpile cost adjustments. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 67% to A$10m ($7m) due to the decline in total cash costs and an improved price received.

Mining continued this quarter in the lower-grade Sunrise Shear Zone, where it will remain for the next nine months before beginning to increase in the fourth quarter of 2006. The underground project, where development inclines and trial mining are currently accessing higher-grade ore, continues to supplement commercial production. During the quarter, 1,350 metres of underground capital development and 225 metres of operational development were completed.

The LTIFR was 4.84 (2.33).

BRAZIL

At **AngloGold Ashanti Mineração**, gold production increased 2% to 66,000oz due to higher grades at the Córrego do Sìtio and Cuiabá mines. Total cash costs, at $190/oz, increased 10% for the quarter, although a higher sulphuric acid credit and the improved gold production helped to counter the effects of the appreciation of the Brazilian real and increased costs associated with heap leaching activities. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $12m, was in line with that of the previous quarter, as an improved price received helped to offset the effect of the increased total cash costs.

The LTIFR was 4.41 (3.69).

At **Serra Grande** (50% attributable), gold production was maintained at last quarter's level of 24,000oz. Total cash costs, at $174/oz, rose 9%, due to higher maintenance costs, slightly lower grades and the appreciation of the Brazilian real. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased 50% to $6m as a result of an improved price received and a higher quantity of gold sold.

The LTIFR was 4.87 (0.00).

GHANA

At **Bibiani**, production declined 11% to 25,000oz but remained stronger than anticipated as the relatively higher-grade stockpile and satellite pits, originally forecast to be depleted in October, continued to produce through December. Yield, however, declined quarter-on-quarter due to the treatment of comparatively lower-grade stockpiles and tailings material, which, together with the production decline, resulted in a total cash cost increase of 8% to $334/oz. Gross loss adjusted for the effect of unrealised non-hedge derivatives increased from $4m to $6m this quarter, as a result of both lower production and higher cash costs.

Going forward, Bibiani will operate as a tailings-only mine. As a result of this expected decline in production and in line with the company's global cost-cutting drive, the Bibiani cost structure is currently being optimised to ensure an appropriate fit with the future output decline.

An impairment charge of $38m was recorded in the quarter, the result of a changed mine plan.

The LTIFR was 0.00 (1.13).

At **Iduapriem** (85% attributable), gold production was in line with that of the previous quarter at 44,000oz. Yield declined 4%, as mining faces were temporarily moved into lower-grade areas to accommodate implementation of a key recommendation from the mine-to-mill study noted last quarter. Total cash costs rose 8% to $397/oz and gross loss adjusted for the effect of unrealised non-hedge derivatives increased to $5m, both primarily as a result of the lower yield.

The LTIFR was 1.18 (0.00).

Gold production at **Obuasi** improved 2% to 100,000oz this quarter, mainly due to a 3% increase in ore treated. Total cash costs, however, were up 5% to $357/oz due to the negative impact of heavy rains on the tailings operation in October as well as a temporary inability of the loaders to adequately feed the mill. This problem is being addressed. Gross loss adjusted for the effect of unrealised non-hedge derivatives, at $5m, was unchanged quarter-on-quarter.

During the quarter, the government of Ghana reduced tax rates from 28% to 25%. This resulted in a tax credit of $48m, which was offset by an increase in tax provisions in other jurisdictions.

The LTIFR was 2.28 (1.12).

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable), gold production, at 62,000oz, improved marginally on that of the previous quarter after a better plant performance resulted in a 16% increase in tons treated. Total cash costs for the period were nevertheless up 10% to $341/oz due to a 4% decline in grade. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $1m, was in line with that of the previous quarter.

The LTIFR was 0.00 (1.47).

MALI

At **Morila** (40% attributable), production decreased 16% to 58,000oz, due to declines in both recovered grade and tonnage throughput, which was adversely affected by power supply problems and pipeline constraints that have since been addressed. Total cash costs, at $227/oz, rose 17% quarter-on-quarter as a result of the lower production but gross profit adjusted for the effect of unrealised non-hedge derivatives increased by 14% to $8m, as the production decrease was offset by an improved price received.

The LTIFR was 3.52 (2.87).

At **Sadiola** (38% attributable), gold production decreased 2% to 43,000oz due to lower tonnage throughput, which resulted from increased treatment of harder sulphides versus the lower-grade oxide material that was primarily treated in the third quarter. Given the higher processing costs associated with treating sulphide material, total cash costs increased 18% to $284/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $7m, was consistent with that of the previous quarter, as the higher price received partially offset the effects of lower gold production and higher total cash costs.

The LTIFR was 1.03 (2.77).

At **Yatela** (40% attributable), production increased 48% to 31,000oz, as the heavy rains of the third quarter abated in the fourth, allowing tonnage stacked to return to normal levels. A significant grade improvement also contributed to the production increase, and total cash costs declined 27% to $208/oz as a result. Gross profit adjusted for the effect of unrealised non-hedge derivatives increased significantly to $6m due to the stronger production and a higher price received.

The LTIFR was 3.77 (1.75).

NAMIBIA

At **Navachab**, gold production was 5% higher at 22,000oz due to an increase in recovered grade. Total cash costs consequently declined 3% to $259/oz. Gross profit adjusted for the effect of unrealised non-hedge derivatives rose by 75% to $7m due to the higher production and an improved price received.

The LTIFR was 0.00 (4.01).

TANZANIA

Production at **Geita** declined 12% as anticipated to 120,000oz due to an 11% decrease in recovered grade. Grades and production at Geita are expected to remain at this level while the current cut-back of the Nyankanga pit is completed, and is likely to gradually increase in the third quarter of 2006. In spite of the 12% production decline, total cash costs decreased this quarter by 8% to $326/oz, reflecting the ongoing benefits of the successful transition to owner-mining. Gross profit adjusted for the effect of unrealised non-hedge derivatives improved to $7m in the fourth quarter from a loss of $1m in the third, primarily as a result of the decline in total cash costs, in addition to a higher price received.

The LTIFR was 0.81 (0.82).

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), gold production decreased 8% to 85,000oz due to a decline in heap leach recoveries. Total cash costs rose 3% to $239/oz, primarily as a result of higher diesel and component part prices, in addition to the lower production and a decrease in recovered grade. Gross profit adjusted for the effect of unrealised non-hedge derivatives, at $4m, remained in line with that of the previous quarter primarily due to a better price received.

The LTIFR was 0.00 (0.00). In December, CC&V achieved 25 months without a lost-time accident.

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure amounted to $19m ($11m expensed, $8m capitalised) during the fourth quarter, compared to $25m ($12m expensed, $13m capitalised) in the previous quarter.

At Morila in **Mali**, three deflections were drilled from each of two primary holes, which generally confirmed the high grades previously intersected on the Samacline target. A regional drilling programme to test structural and geochemical targets and consisting of 14 holes, has commenced.

At Siguiri, in **Guinea**, resource delineation drilling continued at the Kintinian prospect, located 5km from the plant. Mineralisation has been identified as open-ended to the north west and south east of the prospect and delineation drilling in 2006 is targeting the addition of at least 1Moz in new resources at Siguiri.

In **Tanzania** at Geita, drilling confirmed the down-dip extension of the North East Extension Zone at Geita Hill. Infill-drilling has commenced in the far western corner of the licence area, as has testing of the potential mineralisation continuity between Ridge 8, Star and Comet.

In **Brazil,** ongoing drilling at Córrego do Sìtio concentrated on the northern Laranjeiras orebody, where promising down-plunge continuity has been established. Underground development at Cachorro Bravo has confirmed down-dip continuity of the mineralisation at consistent grades and thickness.

Greenfields exploration activities continued in the fourth quarter in Australia, Tanzania, Alaska, China, Mongolia, Colombia, Russia and the DRC, with an expensed expenditure of $10m.

At the Kimin project in the **DRC,** drilling in the Adidi/D7 Kanga (Mongbwalu) sector continues to encounter significant gold mineralisation. An accelerated follow-up drill programme in 2006 is targeting the addition of 3Moz of resource (in the inferred category) at Adidi/D7 Kanga.

The definition of additional drill targets, with the potential to host further gold resources, in both the Mongbwalu area and elsewhere within the Kilo greenstone belt will be assisted by the completion of an airborne geophysical survey around the end of the first quarter 2006.

In the **USA** in **Alaska,** preliminary grade indications at the Lost Mine South project are approximately 10g/t over a 3 metres width and 20g/t over narrower widths at the Terra project. Drilling is planned to begin at the Lost Mine South project in the first quarter of 2006.

Exploration activities in **Colombia** continued to focus on regional reconnaissance, drill target definition, permitting, and drill site preparation in anticipation of the commencement of a drilling programme in early 2006.

In **Australia**, wide-spaced reverse circulation drilling at the Tropicana Prospect has extended the strike length to over one kilometre. Significant new intersections include 32 metres at 6.6g/t from 44 metres, and 9 metres at 6.3g/t from 33 metres. A geophysical survey, in addition to limited drilling, has identified a parallel zone of mineralisation.

At the Rusty Nail prospect, geophysical surveying results were consistent with existing soil samples. Limited follow-up of six existing prospects located within a 30 kilometre radius of the Tropicana Prospect was completed during the quarter.

In **Mongolia**, an epithermal vein system drill-tested at Elgen Uul in the south eastern Gobi yielded low-grade gold intercepts. Testing of two further epithermal targets in Mongolia is planned for 2006.

Review of the **gold market**

The final quarter of the year saw the gold price surge to its highest price in twenty-five years on the back of new investor and speculator buying, particularly on the Tokyo Commodities Exchange.

The average spot price for the quarter of $485/oz was $46/oz, or over 10%, higher than the price for the previous quarter. The closing price for the quarter of $517/oz was $50/oz higher than the opening price for the quarter. Above all, however, the most striking aspect of the markets behaviour in the quarter was the range of $86/oz between the low of $455/oz early in the quarter, and high of $541/oz seen during December. This is the biggest price range in one quarter seen in the gold market in over twenty years. The gold price has now risen for five years in succession, a phenomenon not seen since the deregulation of the gold market in the developed markets in the early 1970's (see Graph A).

GOLD

The powerful performance of the gold price during the final quarter of the year was driven entirely by investor and speculator interest in the metal, and the physical market for the metal played little role.

Although investors have been critical to the rising price of gold the extent of their role in the price rise during the past quarter was more obvious than ever before. Sustained long positions in gold on the New York Comex were joined by very active interest on the Tokyo Commodities Exchange (Tocom) during November and December, and by renewed buying of gold through the exchange traded funds in gold, particularly streetTRACKS Gold, listed on the New York Comex. The Tocom and ETF purchases seem to have had the most visible impact on the spot price.

Buying of gold by Japanese investors on Tocom coincided with a sharp and sudden decline in the yen against the US dollar from early November, and it would be fair to conclude that Japanese buyers were influenced towards gold as a hedge against currency devaluation. The November/December rally in the spot gold price was due particularly to buying on Tocom. The second and quite different area of interest in gold was the buying of gold through the ETF's. After a lull in

ETF holdings during mid-2005, there was a strong return of interest, with over 70t of gold (over 2.5Moz) purchased during the last couple of months of 2005. More than 40t of further ETF gold investment has taken place in January 2006, and the combined gold ETF's globally today hold some 400t, or 13Moz of gold, equal to over $7bn worth of the metal.

By contrast, the interest in gold on the New York Comex which has been the driving force in the gold price for the past four years exercised significantly less influence on the gold price during the period under review. The net long position in gold on the Comex remained stable at 18-19Moz for most of the final quarter of the year, and Comex trading contributed little to the strong moves in the spot gold price during these past few months (see Graph B).

The spot gold price has risen again during the first few weeks of the new year. Sentiment towards gold is helped by renewed speculation about possible central bank reserve asset diversification which could include gold (signalled specifically by monetary authorities in China and Russia during the last quarter of 2005), and by ongoing concerns over the possibility of renewed inflation on the back of higher energy prices in particular. The gold price has performed well technically, and the positive momentum of recent years has attracted investors on the strength of its own success story. Market analysts' expectations of renewed US dollar weakness during this year is being taken as supportive of the gold price, notwithstanding a delinking of the influence of the dollar on the gold market for much of the past six months.

In the broader market circumstances, sentiment towards gold has also been assisted by the general strength in commodity prices and by the very significant volume of investment funds seeking new assets.

In the physical market for gold, the sharp price rise in the final quarter of the year inevitably affected gold demand negatively. After a very healthy first half demand for gold in jewellery, where offtake reached 1,485t and Indian demand was up by 50% year on year, the second half of 2005 saw jewellery offtake slip to 1,255t, with reduced offtake particularly in India and Europe. Industry analysts forecast a further fall in demand in the first half of 2006. Overall, demand for gold in jewellery rose by 5% for the year as a whole. The weakness in India towards the end of the year was offset by continuing robust demand for gold in the Middle East and Turkey, and by growth of 10% for the year in China. Demand for gold in other fabrication was up by 4%. However, the other important element in the net market for gold, producer dehedging, fell sharply by 54% to only 195t in 2005. Regarding supply of gold, mine production for 2005 was slightly higher than in 2004, but net official sales of gold increased by some 40% to 663t for 2005, leaving the market in over-supply, certainly in the second half of the year.

CURRENCIES

Over the past year, the strength of the US currency has confounded the forecasts of most analysts and commentators, who saw the dollar weakening continuously during 2005 to between $1.35 and $1.50 to the euro. During the final quarter of the year, the dollar strengthened to almost $1.16 to the euro, its strongest rate against the European currency in two years. However, from that point, the market has corrected somewhat and the dollar today trades between $1.20 and $1.22 to the euro. The strength of the US currency during the latter part of the year had no impact on the gold price as investors and speculators appeared to focus on the gold market on its own terms, rather than trading in response to US dollar movements as they had done over the past four years.

Notwithstanding the dollar's bounce-back against the euro during 2005, the unfavourable circumstances in the US economy remain, and analysts are again calling for a weaker dollar during the year ahead. The dollar was aided significantly during 2005 by the effects of the Homeland Investment Act which led to fund flows back into the USA particularly during the latter half of the year, but this circumstance will not repeat in 2006. Instead, the dollar will be exposed to the US current account deficit which continues to rise and to a fiscal deficit in the US which remains to be addressed.

The rand showed mixed signals during the quarter, opening and closing at around the same exchange rate of R6.31 to the dollar, but trading to a weak point of R6.80. The average rate of R6.53/$1 is little changed from the previous quarter. However, since the end of the quarter, the currency has strengthened by over 5% to trade as strong as R5.95 to the dollar. This has significantly reduced the benefit to South African producers of the stronger US dollar gold spot price. Even with the US dollar gold price currently at double the level at which it traded in late 2001, the rand spot price of gold at around R105,000/kg remains below the rand gold price at the end of 2001.

The market anticipates a further year of good economic growth in South Africa in 2006, and foreign investment interest in the South African economy remains particularly strong. In addition, the country continues to benefit from sustained price increases in metals and commodities. It seems likely that the rand will remain around its current trading range in 2006.

HEDGING

As at 31 December 2005, the net delta hedge position of AngloGold Ashanti was 10.84Moz or 337t, valued at the spot gold price at the end of the quarter of $517/oz. This net delta position reflects an increase of some 160,000oz or 5t in the net delta size of the AngloGold Ashanti hedge compared with the position at the end of the previous quarter. This increase is due entirely to a higher delta in open options positions valued against a quarter-end spot price which was higher by $51/oz than the closing spot price at the end of September 2005.

The marked-to-market value of the hedge position as at 31 December 2005 was negative $1.941bn. Again, the increase in the negative value of the hedge was due entirely to the increase of the closing spot price by $51/oz quarter on quarter. Had the spot price of gold at the end of December 2005 remained unchanged from the price of $465/oz at the end of September, the hedge would have reduced in size to 10.29Moz or 320t, with a marked-to-market value of $1.4bn.

The price received by the company for the quarter under review was $476/oz, compared with an average spot price for the period of $485/oz. The company continues to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future gold production by the company.

Graph A: US$ Gold Price: 1975 - 2006



**GRAPH B: COTR for Gold (Futures & Options)
2005 - Today**



Hedge position

As at 31 December 2005, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 10.84Moz or 337t (at 30 September 2005: 10.68Moz or 332t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.941bn (negative R12.24bn) as at 31 December 2005 (as at 30 September 2005: negative $1.349bn or R8.59bn). This value at 31 December 2005 was based on a gold price of $517.00/oz, exchange rates of R/$6.305 and A$/$0.7342 and the prevailing market interest rates and volatilities at that date.

As at 9 February 2006, the marked-to-market value of the hedge book was a negative $2.425bn (negative R14.99bn), based on a gold price of $557.75/oz and exchange rates of R/$6.18 and A$/$0.7398 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

	Year	2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	8,592	25,469	30,076	26,288	16,328	37,239	143,991
	US$/oz	$279	$357	$365	$380	$382	$411	$375
Put options purchased	Amount (kg)	8,592	1,455					10,047
	US$/oz	$345	$292					$337
Put options sold	Amount (kg)	6,532		855	1,882	1,882	7,527	18,678
	US$/oz	$389		$390	$400	$410	$435	$411
Call options purchased	Amount (kg)	12,144	6,357					18,501
	US$/oz	$346	$344					$345
Call options sold	Amount (kg)	32,157	32,544	32,500	31,194	28,054	72,911	229,359
	US$/oz	$386	$387	$393	$418	$429	$497	$432
RAND GOLD								
Forward contracts	Amount (kg)		2,449		933			3,382
	Rand per kg		R97,520		R116,335			R102,711
Put options purchased	Amount (kg)	1,875						1,875
	Rand per kg	R93,602						R93,602
Put options sold	Amount (kg)	2,333						2,333
	Rand per kg	R93,713						R93,713
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)	3,306	311		2,986	2,986	2,986	12,575
	Rand per kg	R102,447	R108,123		R202,054	R216,522	R230,990	R183,851
A DOLLAR GOLD								
Forward contracts	Amount (kg)	*3,110	6,843	2,177	3,390	3,110		12,410
	A$ per oz	A$625	A$640	A$665	A$656	A$684		A$664
Put options purchased	Amount (kg)							
	A$ per oz							
Put options sold	Amount (kg)							
	A$ per oz							
Call options purchased	Amount (kg)	3,110	3,732	3,110	1,244	3,110		14,308
	A$ per oz	A$673	A$668	A$680	A$694	A$712		A$683
Call options sold	Amount (kg)							
	A$ per oz							
** Total net gold:	Delta (kg)	23,848	56,229	59,740	57,703	42,074	97,482	337,076
	Delta (oz)	776,730	1,807,802	1,920,683	1,855,192	1,352,709	3,134,115	10,837,229

*   Long position.
**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2005.

Rounding of figures may result in computational discrepancies.

	Year	2006	2007	2008	2009	2010	2011-2015	Total
DOLLAR SILVER								
Forward contracts	Amount (kg)							
	$ per oz							
Put options purchased	Amount (kg)	43,545	43,545	43,545				130,635
	$ per oz	$7.11	$7.40	$7.66				$7.39
Put options sold	Amount (kg)	43,545	43,545	43,545				130,635
	$ per oz	$6.02	$5.93	$6.19				$6.05
Call options purchased	Amount (kg)							
	$ per oz							
Call options sold	Amount (kg)	43,545	43,545	43,545				130,635
	$ per oz	$8.11	$8.40	$8.64				$8.39

The following table indicates the group's currency hedge position at 31 December 2005

	Year	2006	2007	2008	2009	2010	2011-2015	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	US$/R							
Put options purchased	Amount ($)	60,000						60,000
	US$/R	R6.89						R6.89
Put options sold	Amount ($)	60,000						60,000
	US$/R	R6.56						R6.56
Call options purchased	Amount ($)							
	US$/R							
Call options sold	Amount ($)	60,000						60,000
	US$/R	R7.28						R7.28
A DOLLAR (000)								
Forward contracts	Amount ($)	59,149						59,149
	A$/US$	A$0.75						A$0.75
Put options purchased	Amount ($)	80,000						80,000
	A$/US$	A$0.73						A$0.73
Put options sold	Amount ($)	80,000						80,000
	A$/US$	A$0.76						A$0.76
Call options purchased	Amount ($)							
	A$/US$							
Call options sold	Amount ($)	130,000						130,000
	A$/US$	A$0.72						A$0.72
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	24,000	4,000					28,000
	US$/BRL	BRL3.18	BRL3.31					BRL3.20
Put options purchased	Amount ($)							
	US$/BRL							
Put options sold	Amount ($)							
	US$/BRL							
Call options purchased	Amount ($)							
	US$/BRL							
Call options sold	Amount ($)	20,000						20,000
	US$/BRL	BRL3.29						BRL3.29

Rounding of figures may result in computational discrepancies.

Ore Reserves Statement

GOLD

AngloGold Ashanti's attributable Proved & Probable Ore Reserves amounted to 78.9Moz as at 31 December 2004 based on the requirements of the United States Securities and Exchange Commission (SEC). In accordance with this requirement, the company's Ore Reserves were estimated using the three-year historical average of gold prices of $375/oz, A$536/oz and R94,765/kg respectively. AngloGold Ashanti reviews and updates its estimates of Ore Reserves annually and publishes them in the first quarter of each year.

In accordance with the preferred position of the SEC, based on the estimated average of gold price and exchange rates for the three years ended 31 December 2005, which yields gold prices of around $400/oz, A$556/oz and R86,808/kg, AngloGold Ashanti's Proved and Probable Ore Reserves have been determined to be 63.3Moz as at 31 December 2005. The reduction in the company's Ore Reserves, as compared to those at 31 December 2004, amounted to 15.6Moz, 7.0Moz of which is due to depletion, 6.4Moz is due to the use of the lower rand gold price of R86,808/kg and the remaining 2.2Moz reduction is due to geological model and scope changes. These reductions in Proved and Probable Ore Reserves are primarily at three of the South African mines, namely Moab Khotsong, Mponeng and Tau Lekoa, for reasons detailed below:

- in the case of Moab Khotsong a reduction of 5.4Moz is due to:
  - the removal of 1.3Moz from the existing project as a result of a reduction in the mine call factor, and

  - the removal of the "Moab Khotsong Phase 2 Project" (4.1Moz) following the use of the lower rand gold price;
- in the case of Mponeng a reduction of 1.7Moz is due to:
  - the removal of 0.4Moz as a result of a reduction in the mine call factor, and
  - the removal of the "Mponeng below 120 level Ventersdorp Contact Reef Project" (1.3Moz) following the use of the lower rand gold price; and
- in the case of Tau Lekoa, a reduction of 1.6Moz is primarily due to the use of the lower rand gold price.

A sensitivity analysis has been carried out on the company's Ore Reserves, using gold prices that reflect more recent spot prices ($530/oz, A$700/oz and R105,000/kg). This analysis, together with the anticipated reserve ounces expected to be generated by the 2006 exploration programmes, indicates that the current ore reserve position could be increased by some 9Moz, thereby more than replacing depletion in 2006.

BY-PRODUCTS

A number of by-products will be recovered as a result of processing the gold Ore Reserves. These include:

- 22.66 million ounces of silver from Argentina
- 13,920 tonnes of uranium from South Africa
- 164,000 tonnes of copper from Australia *
- 110,000 tonnes of sulphur from Brazil

---

* Assumes that the Boddington Expansion Project is approved by the Joint Venture partners.

Group **operating results**

				Quarter ended December 2005 Unaudited	Quarter ended September 2005 Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Restated Unaudited	Quarter ended December 2005 Unaudited	Quarter ended September 2005 Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Restated Unaudited
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Milled	- 000 tonnes	/	- 000 tons	**3,513**	3,441	13,806	13,554	**3,873**	3,793	15,219	14,940
Yield	- g / t	/	- oz / t	**7.23**	7.38	7.31	7.50	**0.211**	0.215	0.213	0.219
Gold produced	- kg	/	- oz (000)	**25,412**	25,387	100,858	101,717	**817**	816	3,243	3,270
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	**2,056**	2,008	8,061	7,102	**2,266**	2,214	8,885	7,829
Yield	- g / t	/	- oz / t	**0.57**	0.57	0.52	0.60	**0.016**	0.017	0.015	0.018
Gold produced	- kg	/	- oz (000)	**1,161**	1,154	4,228	4,279	**37**	37	136	138
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	**42,875**	41,770	168,904	135,171	**47,261**	46,043	186,184	149,001
Treated	- 000 tonnes	/	- 000 tons	**7,124**	6,859	25,541	18,236	**7,853**	7,561	28,154	20,102
Stripping ratio	- t (mined total - mined ore) / t mined ore			**4.35**	5.18	5.02	6.34	**4.35**	5.18	5.02	6.34
Yield	- g / t	/	- oz / t	**2.21**	2.48	2.74	3.21	**0.065**	0.072	0.080	0.094
Gold in ore	- kg	/	- oz (000)	**10,169**	9,154	45,409	54,056	**327**	294	1,460	1,738
Gold produced	- kg	/	- oz (000)	**15,767**	17,028	69,871	58,572	**507**	547	2,246	1,883
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	**15,126**	13,588	61,091	71,837	**16,674**	14,978	67,342	79,187
Placed [1]	- 000 tonnes	/	- 000 tons	**5,127**	5,299	22,277	22,120	**5,652**	5,842	24,557	24,383
Stripping ratio	- t (mined total - mined ore) / t mined ore			**2.11**	1.86	1.97	2.08	**2.11**	1.86	1.97	2.08
Yield [2]	- g / t	/	- oz / t	**0.87**	0.78	0.83	0.84	**0.025**	0.023	0.024	0.024
Gold placed [3]	- kg	/	- oz (000)	**4,443**	4,136	18,401	18,534	**143**	133	592	596
Gold produced	- kg	/	- oz (000)	**4,119**	4,154	16,826	16,743	**132**	134	541	538
TOTAL											
Gold produced	- kg	/	- oz (000)	**46,460**	47,723	191,783	181,311	**1,494**	1,534	6,166	5,829
Gold sold	- kg	/	- oz (000)	**46,445**	47,449	190,767	181,585	**1,493**	1,526	6,133	5,838
Price received	- R / kg	/	- $ / oz	- sold	**99,780**	90,440	89,819	81,051	**476**	433	439	394
Total cash costs	- R / kg	/	- $ / oz	- produced	**58,367**	59,453	57,465	54,276	**278**	284	281	264
Total production costs	- R / kg	/	- $ / oz	- produced	**82,873**	78,082	76,495	68,221	**395**	373	374	332
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	**410**	428	422	372	**13.19**	13.77	13.57	11.95
Actual	- g	/	- oz	**381**	396	388	368	**12.25**	12.74	12.48	11.84
CAPITAL EXPENDITURE	- Rm		- $m	**1,279**	1,385	4,596	3,764	**196**	215	722	585

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended December 2005 Unaudited	Quarter ended September 2005 Restated Unaudited	Quarter ended December 2004 Restated Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Restated Unaudited
Revenue	2	**4,478**	4,332	4,265	17,388	15,592
Gold income		**4,337**	4,151	4,054	16,750	14,788
Cost of sales	3	**(3,929)**	(3,748)	(3,466)	(14,713)	(12,305)
Non-hedge derivatives		**(748)**	(161)	(472)	(949)	(786)
Gross (loss) profit		**(340)**	243	116	1,088	1,697
Corporate administration and other expenses		**(99)**	(109)	(66)	(410)	(331)
Market development costs		**(21)**	(21)	(23)	(84)	(100)
Exploration costs		**(69)**	(81)	(77)	(288)	(283)
Amortisation of intangible assets		**-**	-	(46)	-	(200)
Other net operating expenses		**(33)**	(43)	(38)	(127)	(69)
Operating special items	4	**(416)**	(38)	24	(499)	80
Operating (loss) profit		**(978)**	(49)	(111)	(320)	794
Interest receivable		**28**	34	74	155	318
Exchange (loss) gain		**(36)**	3	21	(29)	25
Fair value adjustment on option component of convertible bond		**(271)**	(135)	94	(211)	160
Finance costs and unwinding of decommissioning and restoration obligations		**(216)**	(166)	(143)	(690)	(563)
Fair value gains (losses) on interest rate swaps		**-**	-	20	(5)	10
Share of associates (loss) profit		**(15)**	(6)	2	(17)	1
(Loss) profit before taxation		**(1,487)**	(319)	(44)	(1,117)	745
Taxation	5	**109**	(10)	317	220	179
(Loss) profit after taxation from continuing operations		**(1,378)**	(329)	273	(897)	924
Loss for the period from discontinued operations	9	**(56)**	(42)	(16)	(219)	(73)
(Loss) profit for the period		**(1,434)**	(372)	257	(1,116)	851
Allocated as follows						
Equity shareholders of parent		**(1,463)**	(415)	234	(1,262)	728
Minority interest		**29**	43	23	146	123
		(1,434)	(372)	257	(1,116)	851
Basic earnings (loss) per ordinary share (cents)						
(Loss) profit from continuing operations [a]		**(531)**	(141)	95	(394)	319
Loss from discontinued operations [a]		**(21)**	(16)	(6)	(83)	(29)
(Loss) profit		**(552)**	(157)	88	(477)	290
Diluted earnings (loss) per ordinary share (cents)						
(Loss) profit from continuing operations [b]		**(531)**	(141)	94	(394)	318
Loss from discontinued operations [b]		**(21)**	(16)	(6)	(83)	(29)
(Loss) profit [d]		**(552)**	(157)	88	(477)	289
Dividends [c]						
- Rm					614	926
- cents per share					232	350

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

Group **income statement**

US Dollar million	Notes	Quarter ended December 2005 Unaudited	Quarter ended September 2005 Restated Unaudited	Quarter ended December 2004 Restated Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Restated Unaudited
Revenue	2	**687**	666	706	2,730	2,434
Gold income		**665**	638	672	2,629	2,309
Cost of sales	3	**(602)**	(576)	(575)	(2,311)	(1,924)
Non-hedge derivatives		**(120)**	(33)	(93)	(135)	(142)
Gross (loss) profit		**(57)**	29	4	183	243
Corporate administration and other expenses		**(15)**	(17)	(11)	(64)	(51)
Market development costs		**(3)**	(3)	(4)	(13)	(15)
Exploration costs		**(11)**	(12)	(13)	(45)	(44)
Amortisation of intangible assets		**-**	-	(8)	-	(31)
Other net operating expenses		**(6)**	(7)	(7)	(20)	(12)
Operating special items	4	**(64)**	(7)	4	(77)	12
Operating (loss) profit		**(155)**	(17)	(34)	(36)	102
Interest receivable		**4**	5	12	25	49
Exchange (loss) gain		**(5)**	-	3	(5)	4
Fair value adjustment on option component of convertible bond		**(42)**	(21)	17	(32)	27
Finance costs and unwinding of decommissioning and restoration obligations		**(33)**	(26)	(24)	(108)	(87)
Fair value gains (losses) on interest rate swaps		**-**	-	3	(1)	2
Share of associates (loss) profit		**(2)**	(1)	-	(3)	-
(Loss) profit before taxation		**(233)**	(58)	(21)	(160)	97
Taxation	5	**19**	(2)	62	36	41
(Loss) profit after taxation from continuing operations		**(214)**	(60)	41	(124)	138
Loss for the period from discontinued operations	9	**(9)**	(7)	(3)	(36)	(11)
(Loss) profit for the period		**(223)**	(67)	38	(160)	127
Allocated as follows						
Equity shareholders of the parent		**(227)**	(73)	35	(183)	108
Minority interest		**5**	7	4	23	19
		(223)	(67)	38	(160)	127
Basic earnings (loss) per ordinary share (cents)						
(Loss) profit from continuing operations [a]		**(83)**	(25)	14	(56)	47
Loss from discontinued operations [a]		**(3)**	(3)	(1)	(14)	(4)
(Loss) profit		**(86)**	(28)	13	(69)	43
Diluted earnings (loss) per ordinary share (cents)						
(Loss) profit from continuing operations [b]		**(83)**	(25)	14	(56)	47
Loss from discontinued operations [b]		**(3)**	(3)	(1)	(14)	(4)
(Loss) profit [d]		**(86)**	(28)	13	(69)	43
Dividends [c]						
- $m					95	148
- cents per share					35	56

[a] Calculated on the basic weighted average number of ordinary shares.

[b] Calculated on the diluted weighted average number of ordinary shares.

[c] Dividends are translated at actual rates on date of payment.

[d] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earning per share.

Group **balance sheet**

SA Rand million	Notes	As at December 2005 Unaudited	As at September 2005 Restated Unaudited	As at December 2004 Restated Unaudited
ASSETS				
Non-current assets				
Tangible assets		**37,464**	37,164	33,239
Intangible assets		**2,533**	2,602	2,458
Investments in associates		**223**	238	43
Other investments		**645**	582	608
Inventories		**1,182**	767	202
Derivatives		**243**	311	1,055
Trade and other receivables		**124**	116	55
Deferred taxation		**279**	233	-
Other non-current assets		**101**	152	101
		42,794	42,164	37,761
Current assets				
Inventories		**2,436**	2,623	2,285
Trade and other receivables		**1,589**	1,502	1,700
Derivatives		**4,280**	3,162	2,767
Current portion of other non-current assets		**43**	3	5
Cash restricted for use		**52**	86	148
Cash and cash equivalents		**1,328**	1,469	1,630
		9,728	8,845	8,535
Non-current assets held for sale		**100**	100	-
		9,828	8,945	8,535
TOTAL ASSETS		**52,622**	51,110	46,296
EQUITY AND LIABILITIES				
Share capital and premium	12	**19,047**	19,023	18,987
Retained earnings and other reserves	13	**(2,463)**	(360)	(1,197)
Shareholders' equity		**16,584**	18,663	17,790
Minority interests	14	**374**	375	327
Total equity		**16,958**	19,038	18,117
Non-current liabilities				
Borrowings		**10,825**	10,889	7,262
Environmental rehabilitation and other provisions		**2,265**	1,804	1,294
Provision for pension and post-retirement benefits		**1,249**	1,017	1,112
Trade, other payables and deferred income		**87**	64	21
Derivatives		**2,460**	2,096	3,033
Deferred taxation		**7,353**	7,954	7,653
		24,239	23,825	20,375
Current liabilities				
Trade, other payables and deferred income		**2,711**	2,735	2,629
Current portion of borrowings		**1,190**	991	1,800
Derivatives		**6,814**	4,218	3,007
Taxation		**710**	304	368
		11,425	8,248	7,804
Total liabilities		**35,664**	32,072	28,179
TOTAL EQUITY AND LIABILITIES		**52,622**	51,110	46,296
Net asset value - cents per share		**6,401**	7,191	6,850

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at December 2005 Unaudited	As at September 2005 Restated Unaudited	As at December 2004 Restated Unaudited
ASSETS				
Non-current assets				
Tangible assets		**5,905**	5,843	5,888
Intangible assets		**399**	409	435
Investments in associates		**35**	37	8
Other investments		**102**	91	107
Inventories		**186**	121	35
Derivatives		**38**	49	187
Trade and other receivables		**20**	18	10
Deferred taxation		**44**	37	-
Other non-current assets		**16**	24	18
		6,745	6,629	6,688
Current assets				
Inventories		**384**	412	406
Trade and other receivables		**250**	236	302
Derivatives		**675**	497	490
Current portion of other non-current assets		**7**	-	1
Cash restricted for use		**8**	14	26
Cash and cash equivalents		**209**	231	289
		1,533	1,391	1,514
Non-current assets held for sale		**16**	16	-
		1,549	1,406	1,514
TOTAL ASSETS		**8,294**	8,035	8,202
EQUITY AND LIABILITIES				
Share capital and premium	12	**3,002**	2,991	3,364
Retained earnings and other reserves	13	**(388)**	(57)	(213)
Shareholders' equity		**2,614**	2,934	3,151
Minority interests	14	**59**	59	58
Total equity		**2,673**	2,993	3,209
Non-current liabilities				
Borrowings		**1,706**	1,712	1,286
Environmental rehabilitation and other provisions		**356**	284	230
Provision for pension and post-retirement benefits		**197**	160	197
Trade, other payables and deferred income		**14**	10	4
Derivatives		**388**	330	537
Deferred taxation		**1,159**	1,250	1,356
		3,820	3,746	3,610
Current liabilities				
Trade, other payables and deferred income		**427**	430	466
Current portion of borrowings		**188**	156	319
Derivatives		**1,074**	663	533
Taxation		**112**	48	65
		1,801	1,297	1,383
Total liabilities		**5,621**	5,042	4,993
TOTAL EQUITY AND LIABILITIES		**8,294**	8,035	8,202
Net asset value - cents per share		**1,009**	1,130	1,214

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended December 2005 Unaudited	Quarter ended September 2005 Restated Unaudited	Quarter ended December 2004 Restated Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Restated Unaudited
Cash flows from operating activities					
Receipts from customers	**4,818**	4,098	4,010	17,189	15,368
Payments to suppliers and employees	**(3,588)**	(2,913)	(3,115)	(12,756)	(11,846)
Cash generated from operations	**1,230**	1,185	895	4,433	3,522
Cash utilised by discontinued operations	**(23)**	(51)	(16)	(188)	(12)
Environmental, rehabilitation and other expenditure	**(48)**	(27)	(80)	(104)	(113)
Termination of employee benefit plan	**-**	(61)	-	(61)	-
Taxation paid	**(48)**	(45)	(25)	(188)	(218)
Net cash inflow from operating activities	**1,110**	1,000	774	3,892	3,179
Cash flows from investing activities					
Capital expenditure	**(1,283)**	(1,385)	(1,181)	(4,600)	(3,764)
Proceeds from disposal of tangible assets	**37**	16	20	53	69
Proceeds on disposal of discontinued assets	**18**	8	-	27	-
Other investments acquired	**(67)**	(4)	(26)	(83)	(196)
Associate acquired	**(1)**	(1)	-	(93)	-
Proceeds from disposal of investments	**6**	1	-	7	-
Acquisition disposal of subsidaries	**-**	-	(40)	-	(1,523)
Cash in the subsidiary acquired	**-**	-	-	-	384
Cash restricted for use	**33**	105	-	112	(45)
Loans advanced	**(2)**	-	(13)	(45)	(13)
Repayment of loans advanced	**23**	2	412	38	539
Utilised in hedge restructure	**-**	-	(703)	(415)	(703)
Net cash outflow from investing activities	**(1,235)**	(1,258)	(1,531)	(4,999)	(5,252)
Cash flows from financing activities					
Proceeds from issue of share capital	**25**	17	6	60	22
Share issue expenses	**-**	-	-	-	(1)
Proceeds from borrowings	**154**	926	90	4,194	7,236
Repayment of borrowings	**(141)**	(148)	(477)	(2,183)	(5,348)
Interest received	**20**	21	50	113	236
Finance costs	**(45)**	(135)	(23)	(471)	(465)
Dividends paid	**(26)**	(507)	(52)	(1,051)	(1,322)
Proceeds from hedge restructure	**-**	-	228	-	228
Net cash (outflow) inflow from financing activities	**(12)**	175	(178)	662	586
Net decrease in cash and cash equivalents	**(137)**	(83)	(935)	(445)	(1,487)
Translation	**(4)**	(92)	(153)	143	(186)
Cash and cash equivalents at beginning of year	**1,469**	1,644	2,718	1,630	3,303
Net cash and cash equivalents at end of year	**1,328**	1,469	1,630	1,328	1,630
Cash generated (utilised) from operations					
(Loss) profit before taxation	**(1,487)**	(319)	(44)	(1,117)	745
Adjusted for:					
Non-cash movements	**70**	105	96	267	6
Movement on non-hedge derivatives	**1,257**	244	440	1,744	1,055
Amortisation of tangible assets	**900**	784	718	3,203	2,423
Deferred stripping costs	**(140)**	(39)	(14)	(153)	(144)
Interest receivable	**(28)**	(34)	(74)	(155)	(318)
Operating special items	**416**	(17)	(24)	444	(80)
Finance costs and unwinding of decommissioning and restoration obligations	**216**	166	143	690	563
Amortisation of intangible assets	**3**	3	54	13	208
Fair value adjustment on option component of convertible bond	**271**	135	(94)	211	(160)
Movement in working capital	**(248)**	157	(306)	(714)	(776)
	1,230	1,185	895	4,433	3,522
Movement in working capital					
(Increase) decrease in inventories	**(186)**	6	122	(1,086)	(1)
(Increase) decrease in trade and other receivables	**(66)**	252	(22)	(46)	1
Increase (decrease) increase in trade and other payables	**5**	(102)	(406)	418	(776)
	(248)	157	(306)	(714)	(776)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended December 2005 Unaudited	Quarter ended September 2005 Restated Unaudited	Quarter ended December 2004 Restated Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Restated Unaudited
Cash flows from operating activities					
Receipts from customers	**741**	633	676	2,710	2,393
Payments to suppliers and employees	**(551)**	(453)	(505)	(2,011)	(1,805)
Cash generated from operations	**190**	180	171	699	588
Cash utilised by discontinued operations	**(4)**	(8)	(3)	(31)	(2)
Environmental, rehabilitation and other expenditure	**(8)**	(4)	(14)	(16)	(18)
Termination of employee benefit plan	**-**	(10)	-	(10)	-
Taxation paid	**(7)**	(7)	(5)	(30)	(34)
Net cash inflow from operating activities	**171**	151	149	612	534
Cash flows from investing activities					
Capital expenditure	**(197)**	(215)	(192)	(722)	(585)
Proceeds from disposal of tangible assets	**6**	2	3	8	10
Proceeds on disposal of discontinued assets	**3**	1	-	4	-
Other investments acquired	**(10)**	(1)	(5)	(11)	(30)
Associate acquired	**-**	-	-	(15)	-
Proceeds from disposal of investments	**-**	-	-	-	-
Acquisition disposal of subsidaries	**-**	-	(6)	-	(227)
Cash in the subsidiary acquired	**-**	-	-	-	56
Cash restricted for use	**5**	16	-	17	(6)
Loans advanced	**-**	-	(2)	(7)	(2)
Repayment of loans advanced	**4**	-	66	6	85
Utilised in hedge restructure	**-**	-	(123)	(69)	(123)
Net cash outflow from investing activities	**(189)**	(195)	(259)	(789)	(822)
Cash flows from financing activities					
Proceeds from issue of share capital	**4**	3	-	9	3
Share issue expenses	**-**	-	-	-	-
Proceeds from borrowings	**19**	139	16	659	1,077
Repayment of borrowings	**(19)**	(19)	(82)	(343)	(818)
Interest received	**3**	3	9	18	37
Finance costs	**(6)**	(21)	(5)	(74)	(72)
Dividends paid	**(4)**	(78)	(8)	(169)	(198)
Proceeds from hedge restructure	**-**	-	40	-	40
Net cash (outflow) inflow from financing activities	**(4)**	28	(30)	100	69
Net decrease in cash and cash equivalents	**(22)**	(16)	(140)	(77)	(219)
Translation	**-**	1	12	(3)	13
Cash and cash equivalents at beginning of year	**231**	246	417	289	495
Net cash and cash equivalents at end of year	**209**	231	289	209	289
Cash generated (utilised) from operations					
(Loss) profit before taxation	**(233)**	(58)	(21)	(160)	97
Adjusted for:					
Non-cash movements	**10**	15	12	41	4
Movement on non-hedge derivatives	**199**	46	85	262	181
Amortisation of tangible assets	**138**	121	121	503	380
Deferred stripping costs	**(22)**	(6)	(2)	(24)	(21)
Interest receivable	**(4)**	(5)	(12)	(25)	(49)
Operating special items	**64**	(2)	(4)	68	(12)
Finance costs and unwinding of decommissioning and restoration obligations	**33**	26	24	108	87
Amortisation of intangible assets	**-**	-	8	2	32
Fair value adjustment on option component of convertible bond	**42**	21	(17)	32	(27)
Movement in working capital	**(37)**	22	(23)	(108)	(84)
	190	180	171	699	588
Movement in working capital					
Increase in inventories	**(31)**	(25)	(27)	(123)	(56)
(Increase) decrease in trade and other receivables	**(11)**	26	(36)	23	(40)
Increase (decrease) increase in trade and other payables	**5**	21	40	(8)	12
	(37)	22	(23)	(108)	(84)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

for the year ended 31 December 2005

	Year ended ended December 2005 Unaudited	Year ended ended December 2004 Unaudited
	SA Rand million	
Actuarial gains and losses on defined benefit retirement plans	(173)	(15)
Net loss on cash flow hedges removed from equity and reported in income	391	867
Net (loss) gain on cash flow hedges	(1,281)	236
Net gain on available for sale financial assets	24	12
Share based payment expenses	15	-
Deferred taxation on items above	445	(286)
Net exchange translation differences	(146)	183
Net (expense) income recognised directly in equity	(725)	997
(Loss) profit for the period	(1,116)	851
Total recognised income and expense for the period	(1,841)	1,848
Attributable to:		
Equity shareholders of the parent	(1,982)	1,825
Minority interest	141	23
	(1,841)	1,848
	US Dollar million	
Actuarial gains and losses on defined benefit retirement plans	(27)	(3)
Net loss on cash flow hedges removed from equity and reported in income	18	134
Net (loss) gain on cash flow hedges	(202)	48
Net gain on available for sale financial assets	3	2
Share based payment expenses	2	-
Deferred taxation on items above	69	(42)
Net exchange translation differences	45	(20)
Net (expense) income recognised directly in equity	(92)	119
(Loss) profit for the period	(160)	127
Total recognised income and expense for the period	(252)	246
Attributable to:		
Equity shareholders of the parent	(274)	227
Minority interest	22	19
	(252)	246

Rounding of figures may result in computational discrepancies.

Quarterly Report December 2005 - www.AngloGoldAshanti.com

Notes

for the quarter and year ended 31 December 2005

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 except for the new and revised International Financial Reporting Standards (IFRS) statements which are effective 1 January 2005, where applicable and where indicated.

The financial statements of AngloGold Ashanti have been prepared in compliance with IAS34, in compliance with the JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2005.

Changes to comparative information: During the year, AngloGold Ashanti adopted various accounting policies relating to the convertible bond and the method of accounting for its post-retirement medical and pension obligations, and has complied with IFRS statements for the accounting for the Ergo discontinuance, which details have been fully disclosed in prior quarterly reports. As part of the year-end process and in compliance with disclosures for the year ended 31 December 2005, certain amounts have been reclassified to agree with current disclosures. Full details of all changes will be presented in the 2005 annual report which is expected to be distributed to shareholders during March 2006.

2. Revenue

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2005	Sept 2005	Dec 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2005	Dec 2004
		Restated		Restated		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Gold income	**4,337**	4,151	16,750	14,788	**665**	638	2,629	2,309
Sale of uranium, silver and sulphuric acid	**112**	147	483	486	**17**	23	76	76
Interest receivable	**28**	34	155	318	**4**	5	25	49
	4,478	4,332	17,388	15,592	**687**	666	2,730	2,434

3. Cost of sales

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2005	Sept 2005	Dec 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2005	Dec 2004
		Restated		Restated		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Cash operating costs	**2,676**	2,757	10,828	9,572	**410**	423	1,703	1,495
Other cash costs	**116**	104	412	342	**18**	16	65	54
Total cash costs	**2,792**	2,861	11,240	9,914	**428**	439	1,768	1,549
Retrenchment costs	**62**	60	168	52	**9**	9	26	7
Rehabilitation & other non-cash costs	**207**	67	368	136	**31**	10	57	22
Production costs	**3,061**	2,988	11,776	10,102	**468**	459	1,851	1,578
Amortisation of tangible assets	**900**	784	3,203	2,423	**138**	121	503	380
Amortisation of intangible assets	**3**	3	13	8	**–**	–	2	1
Total production costs	**3,965**	3,775	14,992	12,533	**607**	580	2,356	1,959
Inventory change	**(35)**	(28)	(279)	(228)	**(5)**	(4)	(45)	(35)
	3,929	3,748	14,713	12,305	**602**	576	2,311	1,924

Rounding of figures may result in computational discrepancies.

4. Operating special items

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2005	Sept 2005	Dec 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2005	Dec 2004
		Restated		Restated		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Contract termination fee at Geita	–	(55)	(55)	–	–	(9)	(9)	–
Underprovision of indirect taxes	(27)	–	(27)	–	(4)	–	(4)	–
Impairment of intangible assets	(125)	–	(125)	–	(20)	–	(20)	–
Impairment of tangible assets	(255)	–	(300)	(8)	(38)	–	(44)	(1)
(Loss) profit on sale and abandonment of assets	(9)	17	8	88	(2)	2	–	13
	(416)	(38)	(499)	80	(64)	(7)	(77)	12

5. Taxation

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2005	Sept 2005	Dec 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2005	Dec 2004
		Restated		Restated		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Current taxation	(121)	–	(184)	(229)	(19)	–	(30)	(40)
Under provision prior year	(347)	(36)	(347)	(169)	(52)	(6)	(52)	(26)
Total current taxation	(468)	(36)	(531)	(398)	(71)	(6)	(82)	(66)
Deferred taxation	4	(35)	(244)	(215)	(1)	(5)	(36)	(32)
Deferred taxation – impairment of tangible assets	64	–	79	–	10	–	12	–
Deferred taxation – change in estimated deferred taxation	74	–	74	566	12	–	12	99
Deferred taxation – contract termination expenditure at Geita	–	19	19	–	–	3	3	–
Deferred taxation effect on change in tax rate	302	–	695	–	48	–	106	–
Deferred taxation on unrealised non-hedge derivatives	133	42	128	226	21	6	21	40
Total deferred taxation	577	26	751	577	90	4	118	107
Total taxation	109	(10)	220	179	19	(2)	36	41

Rounding of figures may result in computational discrepancies.

6. Headline (loss) earnings

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2005	Sept 2005	Dec 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2005	Dec 2004
		Restated		Restated		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
(Loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:								
(Loss) profit attributable to equity shareholders	**(1,463)**	(415)	(1,262)	728	**(227)**	(73)	(183)	108
Amortisation of intangible assets	–	–	–	200	–	–	–	31
Impairment of tangible assets (note 4)	**255**	–	300	8	**38**	–	44	1
Impairment of intangible assets (note 4)	**125**	–	125	–	**20**	–	20	–
(Profit) on disposal of assets (note 4)	**(22)**	(17)	(39)	(88)	**(4)**	(2)	(5)	(13)
Impairment of associate	**11**	–	11	–	**2**	–	2	–
Taxation on items above – current portion	**4**	(1)	2	16	**1**	–	–	3
Taxation on items above – deferred portion	**(64)**	–	(79)	–	**(10)**	–	(12)	–
Net loss from discontinued operations (note 9)	**56**	42	219	73	**9**	7	36	11
Headline (loss) earnings	**(1,097)**	(390)	(723)	937	**(171)**	(69)	(98)	141
Cents per share [(1)]								
Headline (loss) earnings	**(414)**	(147)	(273)	373	**(65)**	(26)	(37)	56

[(1)]   Calculated on the basic weighted average number of ordinary shares.

7. Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2005	Sept 2005	Dec 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2005	Dec 2004
		Restated		Restated		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Headline (loss) earnings (note 6)	**(1,097)**	(390)	(723)	937	**(171)**	(69)	(98)	141
Unrealised non-hedge derivatives	**1,210**	435	1,900	1,146	**191**	76	286	198
Deferred taxation on unrealised non-hedge derivatives (note 5)	**(133)**	(42)	(128)	(226)	**(21)**	(6)	(20)	(40)
Fair value gain (loss) on convertible bond	**271**	135	211	(160)	**42**	21	32	(27)
Fair value gain (loss) on interest rate swap	–	–	5	(10)	–	–	1	(2)
Deferred tax on interest rate swap	–	–	–	4	–	–	–	1
Headline earnings before unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps	**250**	138	**1,265**	**1,691**	**41**	**22**	**200**	**271**

Rounding of figures may result in computational discrepancies.

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2005	Sept 2005	Dec 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2005	Dec 2004
		Restated		Restated		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Cents per share [1]								
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps	**94**	52	478	673	**15**	8	76	108

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, fair value gain (loss) on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
- Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.
- The unrealised fair value change on the option component of the convertible bond.

8. **Gross profit adjusted for the effect of unrealised non-hedge derivatives**

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2005	Sept 2005	Dec 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2005	Dec 2004
		Restated		Restated		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Reconciliation of gross profit to gross profit adjusted for the effect of unrealised non-hedge derivatives:								
Gross profit	**(340)**	243	1,088	1,697	**(57)**	29	183	243
Unrealised non-hedge derivatives	**1,210**	435	1,900	1,147	**191**	76	286	197
Gross profit adjusted for the effect of unrealised non-hedge derivatives [1]	**870**	678	2,988	2,844	**134**	105	469	441

Rounding of figures may result in computational discrepancies.

(1) *Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:*
- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Gross (loss) profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and*
- *Investment in hedge restructure transaction: During the hedge restructure in the quarter ended 31 December 2004 and the quarter ended 31 March 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts are settled.*

9. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended		Year ended		Quarter ended		Year ended	
	Dec 2005	Sept 2005	Dec 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2005	Dec 2004
		Restated		Restated		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Gold income	**12**	4	111	560	**2**	1	18	87
Retrenchment, rehabilitation and other costs	**(7)**	(13)	(417)	(628)	**(1)**	(2)	(66)	(98)
Gross profit (loss)	**5**	(9)	(307)	(68)	**1**	(1)	(48)	(11)
Impairment loss reversed	–	–	115	–	–	–	17	–
Profit (loss) before taxation from discontinued operations	**5**	(9)	(192)	(68)	**1**	(1)	(31)	(11)
Deferred taxation	**(61)**	(34)	(27)	(5)	**(9)**	(5)	(5)	–
Net loss attributable to discontinued operations	**(56)**	(42)	(219)	(73)	**(9)**	(7)	(36)	(11)

10. Capital commitments

	Dec 2005	Sept 2005	Dec 2004	Dec 2005	Sept 2005	Dec 2004
		Restated	Restated		Restated	Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**1,181**	1,753	835	**186**	276	148

Rounding of figures may result in computational discrepancies.

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependant upon cash generated from the South African operations, borrowing facilities and cash distributions from offshore operations.

Cash generated from the South African operations fund to a large extent the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.

The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.

The group's current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.

11. Shares

	Quarter ended			Year ended	
	Dec 2005	Sept 2005	Dec 2004	Dec 2005	Dec 2004
		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Authorised shares:					
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	**400,000,000**	400,000,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	**2,000,000**	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	**5,000,000**	5,000,000
Issued shares:					
Ordinary shares	**264,938,432**	264,749,794	264,462,894	**264,938,432**	264,462,894
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	**2,000,000**	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	**778,896**	778,896
Weighted average number of ordinary shares for the period					
Basic ordinary shares	**264,851,516**	264,642,218	264,415,225	**264,635,634**	251,352,552
Diluted number of ordinary shares	**265,416,952**	265,224,451	265,085,959	**265,236,949**	252,048,301

During the quarter, 188,638 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.

12.   Ordinary share capital and premium

	As at Dec 2005	As at Dec 2004	As at Dec 2005	As at Dec 2004
		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million		US Dollar million	
Balance at December	18,987	9,669	3,364	1,450
Ordinary shares issued	60	9,318	9	1,369
Translation	–	–	(371)	545
Balance at December	**19,047**	**18,987**	**3,002**	**3,364**

Rounding of figures may result in computational discrepancies.

13. Retained earnings and other reserves

	Retained Earnings [1]	Non-distributable reserves [2]	Foreign currency translation reserve	Other Comprehensive income [3]	Total
	SA Rand million				
Balance at December 2003 as previously reported	3,848	138	(755)	(2,047)	1,184
Change in accounting policy for defined benefit retirement plans				(112)	(112)
As restated	3,848	138	(755)	(2,159)	1,072
Actuarial gains and losses recognised [4]				(15)	(15)
Deferred taxation recognised directly in equity				5	5
Net loss on cash flow hedges removed from equity and reported in income				864	864
Net gain on cash flow hedges				239	239
Deferred taxation on cash flow hedges				(291)	(291)
Net gain on available for sale financial assets				12	12
Exchange translation differences			(2,797)	183	(2,614)
Profit attributable to equity shareholders	728				728
Dividends paid	(1,197)				(1,197)
Balance at December 2004 (restated)	3,379	138	(3,552)	(1,162)	(1,197)
Actuarial gains and losses recognised [4]				(173)	(173)
Deferred taxation recognised directly in equity				68	68
Net loss on cash flow hedges removed from equity and reported in income				387	387
Net loss on cash flow hedges				(1,272)	(1,272)
Deferred taxation on cash flow hedges				377	377
Net gain on available for sale financial assets				24	24
Exchange translation differences			1,642	(146)	1,496
Share based payment expenses				15	15
Loss attributable to equity shareholders	(1,262)				(1,262)
Dividends paid	(926)				(926)
Balance at December 2005	**1,191**	**138**	**(1,910)**	**(1,882)**	**(2,463)**
	US Dollars million				
Balance at December 2003 as previously reported	577	21	(113)	(307)	178
Effects of changes in foreign exchange rates (IAS21) revised	(220)		220		
Change in accounting policy for defined benefit retirement plans				(18)	(18)
As restated	357	21	107	(325)	160
Actuarial gains and losses recognised [4]				(3)	(3)
Deferred taxation recognised directly in equity				1	1
Net loss on cash flow hedges removed from equity and reported in income				134	134
Net gain on cash flow hedges				48	48
Deferred taxation on cash flow hedges				(43)	(43)
Net gain on available for sale financial assets				2	2
Exchange translation differences		3	(424)	(20)	(441)
Profit attributable to equity shareholders	108				108
Dividends paid	(179)				(179)
Balance at December 2004 (restated)	286	24	(317)	(206)	(213)
Actuarial gains and losses recognised [4]				(27)	(27)
Deferred taxation recognised directly in equity				11	11
Net loss on cash flow hedges removed from equity and reported in income				17	17
Net loss on cash flow hedges				(200)	(200)
Deferred taxation on cash flow hedges				58	58
Net gain on available for sale financial assets				3	3
Exchange translation differences		(2)	250	45	293
Share based payment expenses				2	2
Loss attributable to equity shareholders	(183)				(183)
Dividends paid	(149)				(149)
Balance at December 2005	**(46)**	**22**	**(67)**	**(297)**	**(388)**

(1) The 2004 opening balances and comparative amounts have been restated in terms of the effects of changes in foreign exchange rates (IAS21) revised.

(2) Non-distributable reserves comprise a surplus on disposal of company shares of $22m, R138m (2004: $24m, R138m).

(3) Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings.

(4) With the adoption of IAS 19 revised, actuarial gain and loss movements are accounted through equity reserves. Actuarial gains and losses arise from a change in assumption parameters and the difference between the actual and expected return on plan assets.

Rounding of figures may result in computational discrepancies.

14. Minority interests

	As at Dec 2005	As at Dec 2004	As at Dec 2005	As at Dec 2004
		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million		US Dollar million	
Balance at December	**327**	354	**58**	53
Attributable profit	**146**	124	**23**	19
Dividends paid	**(125)**	(125)	**(20)**	(19)
At acquisition of subsidiaries	**–**	18	**–**	3
Net loss on cash flow hedges removed from equity and reported in income	**4**	3	**1**	–
Net loss on cash flow hedges	**(9)**	(3)	**(2)**	–
Exchange translation differences	**31**	(43)	**(1)**	2
Balance at December	**374**	327	**59**	58

15. Exchange rates

	Dec 2005	Sept 2005	Dec 2004
			Restated
	Unaudited	Unaudited	Unaudited
Rand/US dollar average for the period	**6.37**	6.31	6.44
Rand/US dollar average for the quarter	**6.53**	6.51	6.05
Rand/US dollar closing	**6.35**	6.36	5.65
Rand/Australian dollar average for the period	**4.85**	4.85	4.82
Rand/Australian dollar average for the quarter	**4.86**	4.95	4.58
Rand/Australian dollar closing	**4.65**	4.85	4.42

Rounding of figures may result in computational discrepancies.

16. Contingent liabilities

AngloGold Ashanti's contingent liabilities at 31 December 2005, are detailed below:

Water pumping cost – South Africa – The South African Department of Water Affairs and Forestry issued a new directive on 1 November 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who have purchased Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at Stilfontein's Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold's threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on 22 March 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold and have assumed the water management liabilities associated with the Buffelsfontein shafts. The directive also orders the mining companies to submit an agreement and a joint proposal towards the long-term sustainable management of water arising from the mining activities in the area. AngloGold Ashanti believes that it is not liable to fund these pumping costs but cannot provide any assurances regarding the ultimate result until the matter has been settled.

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its currently operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Retrenchment costs – South Africa – Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have been terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and the attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the Group, attain retirement age or be retrenched as their current position is made redundant. AngloGold Ashanti is currently unable to determine the effect, if any, of any potential retrenchment costs.

Re-export arrangements of artifacts – South Africa – AngloGold Ashanti has undertaken to re-export certain gold artefacts, temporarily imported into South Africa, for which custom and value added tax was waived to the amount of $3m.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($16m). The suretyship agreements have a termination notice period of 90 days.

AngloGold Ashanti Pension Fund – South Africa – A statutory valuation of the defined benefit pension fund was performed as at 31 December 2002, which showed that the fund was in deficit. To fund the shortfall, the rate of the company contribution was reviewed and increased during 2004. In addition, a formal additional funding plan was submitted to and approved by the Financial Services Board. According to the plan, the company funded R34m ($5m) in 2005, R31m ($5m) in 2004 and a further R259m ($35m) will be funded during the years 2006 to 2011. The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year, and a formal statutory valuation as at 31 December 2005 will be completed during the first six months of 2006. In arriving at their conclusions, the actuaries took into account, reasonable long-term estimates of inflation, increases in wages, salaries and pension, as well as returns on investment. A preliminary valuation for December 2005 indicates that the funding plan will no longer be effected.

Exploration and development tenements – Australia – AngloGold Ashanti stands collateral to certain bankers for the satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia, amounting to $15m.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. The Serra Grande Joint Venture is co-owned with Kinross Gold Corporation. The company manages the operation and its attributable share of the assessment is approximately $29 million. The company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.

Litigation with mining contractor and non-payment of receivable – Ghana

- A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options;
- Bayswater Construction and Mining Limited (BCM) have instituted court proceedings against the Bibiani mine (AGBL), claiming $4.66m pertaining to a contractual dispute. This matter is currently stayed on technical grounds to the effect that the litigation cannot commence until arbitration has been concluded. The potential liability amounts to $3m;
- BCM has instituted a claim against the Bibiani mine relating to a wall slip to which BCM considered that they had an exclusive right under their contract to repair. AGBL awarded the repair to a third party. The potential liability amounts to $1m.

Capital cost of water pipelines and electricity supply – Namibia – A potential liability of $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in the event of mine closure prior to 2019.

Federal violations – USA – Sierra Club and Mineral Policy Center filed two lawsuits against Cripple Creek & Victor Gold Mining Company, AngloGold Ashanti (Colorado) Corp., AngloGold Ashanti North America Inc., and Golden Cycle Gold Corporation alleging various past and ongoing violations of the federal Clean Water Act at the Cresson Project near Victor, Colorado. The Defendants dispute that there have been or that there are ongoing violations of the Clean Water Act, and have been vigorously defending themselves in the ensuing years. The trial is scheduled February 2006. Without conceding any liability but in an attempt to resolve these matters without the cost and expense of trial the parties have held settlement discussions and the Defendants have offered approximately $500,000 to conduct on-the-ground activities and pay some of Plaintiffs costs. At this time, no settlement has been reached. The potential liability amounts to $1m.

Obligations pertaining to a lease agreement – USA – Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective 30 June 2003, AngloGold Ashanti USA has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the Lease. These agreements have a remaining term of 1 year.

17. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government, for the company amount to an attributable $25m at 31 December 2005 (31 December 2004: attributable $14m). The last audited value added tax return was for the period ended 30 June 2005 and at that date an attributable $12m was still outstanding and an attributable $6m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government, for the company amount to an attributable $13m at 31 December 2005 (31 December 2004: attributable $13m). Fuel duties are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $7m which is still outstanding, whilst an attributable $6m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations.

The government of Mali is a shareholder in all the Malian entities and has promised to provide a repayment plan for the amounts due.

18. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

19. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

20. Announcements

On 26 October 2005, AngloGold Ashanti announced that it welcomed the announcement by Anglo American that it intended to provide AngloGold Ashanti with greater flexibility to pursue its strategy by deciding to reduce its shareholding in the company, whilst still intending to remain a significant shareholder in the medium term.

21. Dividend

The directors have today declared Final Dividend No. 99 of 62 (Final Dividend No. 97: 180) South African cents per ordinary share for the six months ended 31 December 2005. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Limited (formerly JSE Securities Exchange South Africa), the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2006
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 23 February
Last date to trade ordinary shares cum dividend	Thursday, 23 February
Last date to register transfers of certificated securities cum dividend	Thursday, 23 February
Ordinary shares trade ex dividend	Friday, 24 February
Record date	Friday, 3 March
Payment date	Friday, 10 March

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Friday, 24 February 2006 and Friday, 3 March 2006, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2006
Ex dividend on New York Stock Exchange	Wednesday, 1 March
Record date	Friday, 3 March
Approximate date for currency conversion	Friday, 10 March
Approximate payment date of dividend	Monday, 20 March

Assuming an exchange rate of R6.18/$1, the dividend payable on an ADS is equivalent to 10 US cents. This compares with the final dividend of 30.37 US cents per ADS paid on 7 March 2005. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2006
Last date to trade and to register GhDSs cum dividend	Friday, 24 February
GhDSs trade ex dividend	Monday, 27 February
Record date	Friday, 3 March
Approximate payment date of dividend	Monday, 13 March

Assuming an exchange rate of R1/¢1,472 the dividend payable per GhDS is equivalent to 9.13 cedis. This compares with the final dividend of 26.830 cedis per GhDS paid on 28 February 2005. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

By order of the Board

R P EDEY
Chairman

9 February 2006

R M GODSELL
Chief Executive Officer

Price and unit cost calculation

	Quarter ended December 2005	Quarter ended September 2005 Restated	Year ended December 2005	Year ended December 2004 Restated	Quarter ended December 2005	Quarter ended September 2005 Restated	Year ended December 2005	Year ended December 2004 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand / Metric				**US Dollar / Imperial**			
Price received								
Gold income per income statement	4,337	4,151	16,750	14,788	665	638	2,629	2,309
Adjusted for minority interests	(165)	(135)	(566)	(432)	(25)	(21)	(89)	(68)
	4,173	4,017	16,184	14,356	640	617	2,540	2,241
Realised non-hedge derivatives	462	274	951	362	71	43	151	57
	4,634	4,291	17,135	14,718	711	660	2,691	2,298
Attributable gold sold - kg / - oz (000)	46,445	47,449	190,767	181,585	1,493	1,526	6,133	5,838
Revenue price per unit - R/kg / -$/oz	99,780	90,440	89,819	81,051	476	433	439	394
Total costs								
Total cash costs (note 3)	2,792	2,861	11,240	9,914	428	439	1,768	1,549
Adjusted for minority interests and non-gold producing companies	(80)	(24)	(219)	(73)	(12)	(4)	(35)	(11)
Total cash costs	2,712	2,837	11,021	9,841	415	436	1,733	1,538
Retrenchment costs (note 3)	62	60	168	52	9	9	26	7
Rehabilitation and other non-cash costs (note 3)	207	67	368	136	31	10	57	22
Amortisation of tangible assets (note 3)	900	784	3,203	2,423	138	121	503	380
Amortisation of intangible assets (note 3)	3	3	13	8	-	-	2	1
Adjusted for minority interests and non-gold producing companies	(34)	(25)	(102)	(91)	(5)	(4)	(16)	(14)
Total production costs	3,850	3,726	14,671	12,369	590	573	2,305	1,934
Gold produced - kg / - oz (000)	46,460	47,723	191,783	181,311	1,494	1,534	6,166	5,829
Total cash cost per unit - R/kg / -$/oz	58,367	59,453	57,465	54,276	278	284	281	264
Total production cost per unit - R/kg / -$/oz	82,873	78,082	76,495	68,221	395	373	374	332

Rounding of figures may result in computational discrepancies.

Development

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 2005

Statistics are shown in metric units	Advanced metres (total)	Sampled					
		Sampled metres	Ave. channel width (cm)	gold		uranium	
				Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	3,379	834	120.2	28.19	3388	0.91	109.86
Kopanang Mine							
Vaal reef	6,161	1,064	11.6	161.29	1871	12.23	141.89
Tau Lekoa Mine							
Ventersdorp Contact reef	2,922	886	110.5	11.22	1240	-	0.03
Moab Khotsong Mine							
Vaal reef	4,098	130	98.9	13.28	1313	1.63	161.00
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	103	-	-	-	-	-	-
Carbon Leader reef	3,943	16	9.1	164.94	1501	-	-
Savuka Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	94	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	3,912	714	79.5	26.30	2091	-	-
AUSTRALIA							
Sunrise Dam	230	230	-	4.18	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	969	891	-	8.14	-	-	-
Córrego do Sitio	358	200	-	7.63	-	-	-
Lamego	308	10	-	7.50	-	-	-
Serra Grande							
Mina III	933	169	-	10.72	-	-	-
Mina Nova	-	-	-	-	-	-	-
GHANA							
Obuasi	6,603	1,477	460.0*	8.46	-	-	-

Statistics are shown in imperial units	Advance feet (total)	Sampled					
		Sampled feet	Ave. channel width (inches)	gold		uranium	
				Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	11,087	2,736	47.32	0.82	3.23	1.82	7.18
Kopanang Mine							
Vaal reef	20,215	3,491	4.57	4.70	1.79	24.46	9.32
Tau Lekoa Mine							
Ventersdorp Contact reef	9,588	2,907	43.50	0.33	1.20	-	-
Moab Khotsong Mine							
Vaal reef	13,446	427	38.94	0.39	1.27	3.26	10.58
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	339	-	-	-	-	-	-
Carbon Leader reef	12,935	52	3.58	4.81	1.43	-	-
Savuka Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	308	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	12,833	2,343	31.30	0.77	2.01	-	-
AUSTRALIA							
Sunrise Dam	755	755	-	0.12	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	3,179	2,923	-	0.24	-	-	-
Córrego do Sitio	1,175	656	-	0.22	-	-	-
Lamego	1,010	33	-	0.22	-	-	-
Serra Grande							
Mina III	3,061	554	-	0.31	-	-	-
Mina Nova	-	-	-	-	-	-	-
GHANA							
Obuasi	21,663	4,845	181.1*	0.25	-	-	-

* Average ore body width

Segmental reporting

for the quarter and year ended 31 December 2005

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended December 2005	Quarter ended September 2005 Restated	Quarter ended December 2004 Restated	Year ended December 2005	Year ended December 2004 Restated	Quarter ended December 2005	Quarter ended September 2005 Restated	Quarter ended December 2004 Restated	Year ended December 2005	Year ended December 2004 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					**US Dollar million**				
Gold income										
South Africa	**1,926**	1,833	1,791	7,359	7,189	**295**	282	297	1,153	1,118
Argentina	**173**	151	207	617	620	**26**	23	34	97	97
Australia	**287**	312	293	1,349	1,099	**44**	48	49	213	172
Brazil	**312**	265	240	1,094	1,014	**48**	41	40	172	158
Ghana	**516**	442	376	1,821	1,257	**79**	68	62	286	198
Guinea	**206**	205	111	759	259	**32**	31	18	118	41
Mali	**435**	382	410	1,508	1,192	**67**	59	69	236	188
Namibia	**71**	57	44	230	176	**11**	9	7	36	27
Tanzania	**266**	298	412	1,352	1,285	**41**	46	68	214	201
USA	**147**	205	169	661	671	**23**	31	28	104	105
Zimbabwe	**-**	-	-	-	26	**-**	-	-	-	4
	4,337	4,151	4,054	16,750	14,788	**665**	638	672	2,629	2,309
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives										
South Africa	**548**	383	312	1,480	1,462	**84**	59	52	230	228
Argentina	**61**	37	103	203	202	**9**	6	17	32	32
Australia	**44**	32	124	288	390	**7**	5	20	46	61
Brazil	**147**	124	125	543	547	**23**	19	21	86	85
Ghana	**(107)**	(70)	(134)	(191)	(130)	**(16)**	(11)	(23)	(29)	(22)
Guinea	**6**	6	(67)	98	(93)	**1**	1	(11)	15	(16)
Mali	**137**	106	141	443	306	**21**	16	24	69	49
Namibia	**46**	23	(9)	64	11	**7**	4	(2)	10	1
Tanzania	**43**	(9)	27	49	150	**7**	(1)	5	9	23
USA	**23**	27	(4)	107	43	**4**	4	(1)	17	7
Zimbabwe	**-**	-	-	-	(9)	**-**	-	-	-	(1)
Other	**(78)**	19	(8)	(96)	(35)	**(13)**	3	(1)	(16)	(6)
	870	678	610	2,988	2,844	**134**	105	101	469	441
Cash gross profit (loss) [2]										
South Africa	**910**	613	514	2,562	2,193	**138**	94	86	399	342
Argentina	**96**	81	143	354	370	**15**	12	23	56	58
Australia	**90**	79	173	494	555	**14**	12	28	78	87
Brazil	**187**	163	158	687	685	**29**	25	26	108	107
Ghana	**19**	38	(27)	249	128	**3**	6	(6)	40	19
Guinea	**68**	56	(51)	258	(81)	**10**	9	(9)	40	(13)
Mali	**209**	186	196	732	503	**32**	29	34	115	80
Namibia	**74**	30	(4)	110	28	**12**	5	(1)	17	4
Tanzania	**51**	54	130	289	372	**8**	9	22	47	58
USA	**87**	99	53	363	300	**13**	15	8	57	47
Zimbabwe	**-**	-	-	-	-	**-**	-	-	-	-
Other	**(56)**	36	14	(24)	39	**(7)**	5	4	(3)	4
	1,735	1,435	1,299	6,074	5,092	**267**	221	215	954	793

[1] Restated to reflect Ergo as a discontinued operation

[2] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended December 2005 Unaudited	Quarter ended September 2005 Restated Unaudited	Quarter ended December 2004 Restated Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Restated Unaudited	Quarter ended December 2005 Unaudited	Quarter ended September 2005 Restated Unaudited	Quarter ended December 2004 Restated Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Restated Unaudited
	kg					**oz (000)**				
Gold production										
South Africa	**20,818**	21,070	22,214	83,223	88,860	**669**	677	714	2,676	2,857
Argentina	**1,577**	1,616	2,135	6,564	6,575	**51**	52	68	211	211
Australia	**2,866**	3,146	3,554	14,139	12,762	**92**	101	114	455	410
Brazil	**2,808**	2,759	2,575	10,756	10,382	**90**	89	83	346	334
Ghana	**5,256**	5,260	5,142	21,170	15,041	**169**	169	166	680	485
Guinea	**1,936**	1,907	1,325	7,674	2,565	**62**	61	43	246	83
Mali	**4,112**	4,190	5,145	16,421	14,789	**132**	135	165	528	475
Namibia	**696**	657	535	2,510	2,070	**22**	21	17	81	66
Tanzania	**3,730**	4,247	5,915	19,074	17,740	**120**	137	190	613	570
USA	**2,659**	2,871	2,820	10,252	10,234	**85**	92	91	330	329
Zimbabwe	**-**	-	-	-	293	**-**	-	-	-	9
	46,460	47,723	51,360	191,783	181,311	**1,494**	1,534	1,651	6,166	5,829

	Quarter ended December 2005 Unaudited	Quarter ended September 2005 Unaudited	Quarter ended December 2004 Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Unaudited	Quarter ended December 2005 Unaudited	Quarter ended September 2005 Unaudited	Quarter ended December 2004 Unaudited	Year ended December 2005 Unaudited	Year ended December 2004 Unaudited
	SA Rand million					**US Dollar million**				
Capital expenditure										
South Africa	**651**	549	712	2,208	2,159	**100**	84	115	347	335
Argentina	**21**	17	20	98	83	**3**	3	3	15	13
Australia	**69**	69	42	244	182	**11**	11	7	38	28
Brazil	**200**	144	73	540	261	**31**	22	12	85	40
Ghana	**208**	142	98	574	269	**32**	22	16	90	42
Guinea	**21**	47	114	229	366	**3**	7	19	36	57
Mali	**14**	18	20	75	67	**2**	3	4	12	11
Namibia	**12**	3	16	33	134	**2**	-	3	5	21
Tanzania	**45**	372	41	496	81	**6**	59	7	78	13
USA	**16**	14	20	53	103	**3**	2	3	8	16
Zimbabwe	**-**	-	-	-	9	**-**	-	-	-	1
Other	**22**	10	25	46	50	**3**	1	3	8	8
	1,279	1,385	1,181	4,596	3,764	**196**	215	192	722	585

	As at December 2005 Unaudited	As at September 2005 Unaudited	As at December 2004 Unaudited	As at December 2005 Unaudited	As at September 2005 Unaudited	As at December 2004 Unaudited
	SA Rand million			**US Dollar million**		
Total assets						
South Africa	15,554	14,866	15,039	**2,451**	2,337	2,664
Argentina	1,635	1,818	1,784	**258**	286	316
Australia	4,738	4,608	4,062	**747**	724	720
Brazil	2,449	2,326	1,962	**386**	366	348
Ghana	11,419	11,538	10,016	**1,800**	1,814	1,774
Guinea	1,735	1,740	1,366	**273**	274	242
Mali	2,007	2,081	1,820	**316**	327	322
Namibia	289	224	216	**46**	35	38
Tanzania	7,924	7,207	6,233	**1,249**	1,133	1,107
USA	2,734	2,770	2,311	**431**	435	409
Other	2,138	1,931	1,487	**337**	304	262
	52,622	51,110	46,296	**8,294**	8,035	8,202

[1] Restated to reflect Ergo as a discontinued operation
Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**651**	**549**	**2,208**	**2,159**	**100**	**84**	**347**	**335**
Vaal River								
Great Noligwa Mine	124	47	275	235	19	7	43	36
Kopanang Mine	69	70	264	244	11	11	41	38
Tau Lekoa Mine	24	20	93	160	4	3	15	25
Surface Operations	66	53	170	135	10	8	27	21
Moab Khotsong	142	168	600	513	22	26	94	80
West Wits								
Mponeng Mine	81	76	301	402	12	12	47	62
Savuka Mine	2	8	38	54	-	1	6	8
TauTona Mine	143	108	468	416	22	17	74	65
ARGENTINA	**21**	**17**	**98**	**83**	**3**	**3**	**15**	**13**
Cerro Vanguardia - Attributable 92.50%	20	16	90	77	3	2	14	12
Minorities and exploration	1	1	8	6	-	1	1	1
AUSTRALIA	**69**	**69**	**244**	**182**	**11**	**11**	**38**	**28**
Sunrise Dam	60	60	214	161	9	9	34	25
Exploration	9	9	30	21	2	2	4	3
BRAZIL	**200**	**144**	**540**	**261**	**31**	**22**	**85**	**40**
AngloGold Ashanti Mineração	176	122	455	204	27	19	71	32
Serra Grande - Attributable 50%	12	11	42	23	2	2	7	4
Minorities and exploration	12	11	43	34	2	1	7	4
GHANA	**208**	**142**	**574**	**269**	**32**	**22**	**90**	**42**
Bibiani	4	10	44	43	1	2	7	7
Iduapriem - Attributable 85%	8	8	23	20	1	1	4	3
Obuasi	193	120	495	203	30	19	78	32
Minorities and exploration	3	4	12	3	-	-	1	-
GUINEA	**21**	**47**	**229**	**366**	**3**	**7**	**36**	**57**
Siguiri - Attributable 85%	18	40	194	311	3	6	31	48
Minorities and exploration	3	7	35	55	-	1	5	9
MALI	**14**	**18**	**75**	**67**	**2**	**3**	**12**	**11**
Morila - Attributable 40%	6	2	11	10	1	-	2	2
Sadiola - Attributable 38%	8	12	48	39	1	2	7	6
Yatela - Attributable 40%	1	3	15	18	-	1	2	3
NAMIBIA	**12**	**3**	**33**	**134**	**2**	**-**	**5**	**21**
Navachab	12	3	33	134	2	-	5	21
TANZANIA	**45**	**372**	**496**	**81**	**6**	**59**	**78**	**13**
Geita - Attributable 100% May 2004	45	372	496	81	6	59	78	13
USA	**16**	**14**	**53**	**103**	**3**	**2**	**8**	**16**
Cripple Creek & Victor J.V.	16	14	53	102	3	2	8	16
Minorities and exploration	-	-	-	1	-	-	-	-
ZIMBABWE	**-**	**-**	**-**	**9**	**-**	**-**	**-**	**1**
Freda-Rebecca	-	-	-	9	-	-	-	1
OTHER	**22**	**10**	**46**	**50**	**3**	**1**	**8**	**8**
ANGLOGOLD ASHANTI	**1,279**	**1,385**	**4,596**	**3,764**	**196**	**215**	**722**	**585**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA [1]					**20,818**	**21,070**	**83,223**	**88,860**
Vaal River								
Great Noligwa Mine	8.54	9.03	9.30	10.38	5,274	5,275	21,547	24,728
Kopanang Mine	7.27	7.85	7.38	7.37	3,664	3,933	14,993	15,104
Tau Lekoa Mine	3.52	4.20	3.96	3.87	1,904	2,195	8,253	9,122
Surface Operations	0.55	0.53	0.51	0.60	800	757	2,952	3,698
West Wits								
Mponeng Mine	9.77	9.01	9.15	8.14	4,436	3,946	15,921	13,634
Savuka Mine	9.68	8.01	6.80	6.19	770	1,121	3,930	4,903
TauTona Mine [5]	8.90	9.91	9.62	10.88	3,970	3,843	15,627	17,671
ARGENTINA					**1,577**	**1,616**	**6,564**	**6,575**
Cerro Vanguardia - Attributable 92.50%	7.49	7.26	7.70	7.60	1,577	1,616	6,564	6,575
AUSTRALIA					**2,866**	**3,146**	**14,139**	**12,762**
Sunrise Dam	2.69	3.24	3.68	3.46	2,866	3,146	14,139	12,751
Union Reefs	-	-	-	-	-	-	-	11
BRAZIL					**2,808**	**2,759**	**10,756**	**10,382**
AngloGold Ashanti Mineração [2]	7.16	7.08	7.27	7.85	2,068	2,011	7,763	7,473
Serra Grande - Attributable 50%	7.67	8.00	7.93	7.80	741	748	2,993	2,909
GHANA					**5,256**	**5,260**	**21,170**	**15,041**
Bibiani [3]	1.28	1.43	1.45	1.93	768	860	3,578	3,253
Iduapriem [3] - Attributable 85%	1.63	1.70	1.71	1.72	1,381	1,355	5,422	3,846
Obuasi [5]	4.87	4.64	4.77	5.27	3,107	3,045	12,169	7,942
GUINEA					**1,936**	**1,907**	**7,674**	**2,565**
Siguiri [3] - Attributable 85%	1.12	1.17	1.21	1.10	1,936	1,907	7,674	2,565
MALI					**4,112**	**4,190**	**16,421**	**14,789**
Morila - Attributable 40%	4.80	5.33	5.41	4.44	1,817	2,151	8,139	6,358
Sadiola - Attributable 38%	2.63	2.66	2.73	2.77	1,323	1,373	5,223	5,421
Yatela [4] - Attributable 40%	3.73	3.08	2.99	3.41	972	666	3,060	3,010
NAMIBIA					**696**	**657**	**2,510**	**2,070**
Navachab	2.30	2.00	2.05	1.59	696	657	2,510	2,070
TANZANIA					**3,730**	**4,247**	**19,074**	**17,740**
Geita - Attributable 100% May 2004	2.41	2.72	3.14	3.74	3,730	4,247	19,074	17,740
USA					**2,659**	**2,871**	**10,252**	**10,234**
Cripple Creek & Victor J.V. [4]	0.62	0.62	0.62	0.61	2,659	2,871	10,252	10,234
ZIMBABWE					**-**	**-**	**-**	**293**
Freda-Rebecca	-	-	-	1.66	-	-	-	293
ANGLOGOLD ASHANTI					**46,460**	**47,723**	**191,783**	**181,311**
Underground Operations	7.23	7.38	7.31	7.50	25,412	25,387	100,858	101,717
Surface and Dump Reclamation	0.57	0.57	0.52	0.60	1,161	1,154	4,228	4,279
Open-pit Operations	2.21	2.48	2.74	3.21	15,767	17,028	69,871	58,572
Heap leach Operations [6]	0.87	0.78	0.83	0.84	4,119	4,154	16,826	16,743
					46,460	**47,723**	**191,783**	**181,311**

[1] Attributable year to date production at Moab Khotsong yielded 929 kilograms which will be capitalised against pre-production costs.

[2] The yield of AngloGold Ashanti Mineração represents underground operations.

[3] The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.

Rounding of figures may result in computational discrepancies.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Tau Tona and Obuasi represents underground operations.

[6] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Key **operating results**

PER REGION & OPERATION

Metric	Productivity per employee - g				Gold sold - kg			
	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004
SOUTH AFRICA	**266**	**256**	**252**	**249**	**20,800**	**21,109**	**83,212**	**88,854**
Vaal River								
Great Noligwa Mine	265	263	266	288	5,270	5,279	21,544	24,727
Kopanang Mine	239	256	240	225	3,662	3,936	14,991	15,103
Tau Lekoa Mine	156	180	168	185	1,902	2,196	8,252	9,122
Surface Operations	956	835	791	939	799	757	2,951	3,698
West Wits								
Mponeng Mine	318	284	283	241	4,433	3,949	15,919	13,633
Savuka Mine	215	159	146	129	770	1,135	3,931	4,902
TauTona Mine	318	301	310	310	3,965	3,856	15,624	17,669
ARGENTINA	**924**	**978**	**900**	**885**	**1,596**	**1,543**	**6,422**	**6,694**
Cerro Vanguardia - Attributable 92.50%	924	978	900	885	1,596	1,543	6,422	6,694
AUSTRALIA	**2,229**	**2,395**	**2,776**	**2,592**	**2,856**	**3,148**	**14,123**	**12,775**
Sunrise Dam	2,552	2,696	3,143	2,989	2,856	3,148	14,123	12,764
Union Reefs	-	-	-	123	-	-	-	12
BRAZIL	**726**	**712**	**692**	**668**	**2,782**	**2,476**	**10,347**	**10,389**
AngloGold Ashanti Mineração	664	641	618	602	2,037	1,845	7,445	7,488
Serra Grande - Attributable 50%	982	1,015	999	926	745	632	2,902	2,901
GHANA	**274**	**265**	**273**	**293**	**5,532**	**5,131**	**21,172**	**15,048**
Bibiani	707	510	521	670	768	860	3,578	3,253
Iduapriem - Attributable 85%	648	628	635	663	1,515	1,366	5,423	3,853
Obuasi	195	190	196	196	3,248	2,906	12,171	7,942
GUINEA	**534**	**565**	**592**	**340**	**1,936**	**2,067**	**7,674**	**2,716**
Siguiri - Attributable 85%	534	565	592	340	1,936	2,067	7,674	2,716
MALI	**1,731**	**2,014**	**1,946**	**1,603**	**4,284**	**4,143**	**16,450**	**14,717**
Morila - Attributable 40%	2,051	3,409	3,097	1,953	1,916	2,166	8,148	6,304
Sadiola - Attributable 38%	1,629	1,792	1,719	1,952	1,370	1,378	5,250	5,418
Yatela - Attributable 40%	1,434	975	1,103	943	997	599	3,052	2,994
NAMIBIA	**758**	**702**	**664**	**687**	**698**	**621**	**2,512**	**2,121**
Navachab	758	702	664	687	698	621	2,512	2,121
TANZANIA	**920**	**1,049**	**1,195**	**1,262**	**3,398**	**4,339**	**18,701**	**17,674**
Geita - Attributable 100% May 2004	920	1,049	1,195	1,262	3,398	4,339	18,701	17,674
USA	**2,878**	**3,003**	**2,728**	**2,726**	**2,563**	**2,872**	**10,154**	**10,305**
Cripple Creek & Victor J.V.	2,878	3,003	2,728	2,726	2,563	2,872	10,154	10,305
ZIMBABWE	**-**	**-**	**-**	**98**	**-**	**-**	**-**	**293**
Freda-Rebecca	-	-	-	98	-	-	-	292
ANGLOGOLD ASHANTI	**381**	**396**	**388**	**368**	**46,445**	**47,449**	**190,767**	**181,585**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**56,198**	**59,053**	**59,343**	**58,630**	**76,024**	**75,532**	**75,434**	**68,357**
Vaal River								
Great Noligwa Mine	50,311	56,203	53,868	47,820	73,628	68,992	67,024	53,781
Kopanang Mine	55,227	53,142	56,427	58,220	70,300	70,869	69,594	65,460
Tau Lekoa Mine	92,559	78,182	83,885	76,428	119,704	95,657	103,932	89,168
Surface Operations	51,135	59,142	58,636	51,662	51,135	59,142	58,636	51,662
West Wits								
Mponeng Mine	51,902	57,014	57,084	66,437	64,155	79,527	74,309	79,718
Savuka Mine	62,419	79,484	87,200	94,036	87,574	95,304	105,194	108,457
TauTona Mine	52,087	54,202	52,158	50,531	79,572	71,140	74,418	64,085
ARGENTINA	**37,261**	**42,746**	**35,698**	**32,325**	**58,910**	**67,818**	**57,543**	**56,773**
Cerro Vanguardia - Attributable 92.50%	36,290	42,180	35,035	32,188	57,810	67,116	56,756	56,501
AUSTRALIA	**52,105**	**69,032**	**56,904**	**55,720**	**95,049**	**85,550**	**78,313**	**70,196**
Sunrise Dam	48,903	67,566	54,924	53,488	81,376	83,882	74,065	67,039
BRAZIL	**42,781**	**39,079**	**37,709**	**26,835**	**54,081**	**52,434**	**49,123**	**38,200**
AngloGold Ashanti Mineração	39,945	36,065	34,619	27,547	50,386	50,595	46,446	39,417
Serra Grande - Attributable 50%	36,418	33,207	32,414	27,774	49,378	42,700	42,027	36,818
GHANA	**76,525**	**71,666**	**69,504**	**59,286**	**113,316**	**96,971**	**97,018**	**83,551**
Bibiani	69,913	64,529	62,273	50,921	128,268	97,587	98,650	74,906
Iduapriem - Attributable 85%	83,222	77,230	71,330	61,219	107,588	98,025	92,403	85,029
Obuasi	75,184	71,204	70,817	61,776	112,164	96,328	98,595	86,376
GUINEA	**72,822**	**64,817**	**62,009**	**88,884**	**106,570**	**88,239**	**85,331**	**106,970**
Siguiri - Attributable 85%	72,822	64,817	62,009	88,884	106,570	88,239	85,331	106,970
MALI	**49,504**	**44,963**	**45,135**	**43,358**	**67,484**	**64,663**	**63,108**	**57,685**
Morila - Attributable 40%	47,734	40,511	39,083	37,565	70,011	69,496	60,147	53,829
Sadiola - Attributable 38%	59,678	50,341	54,377	49,856	72,230	62,898	68,784	62,086
Yatela - Attributable 40%	43,556	59,688	53,754	52,627	60,795	63,983	69,469	66,511
NAMIBIA	**54,386**	**56,025**	**65,300**	**71,118**	**33,958**	**56,659**	**66,354**	**79,673**
Navachab	54,386	56,025	65,300	71,118	33,958	56,659	66,354	79,673
TANZANIA	**68,370**	**74,172**	**61,182**	**51,200**	**100,414**	**87,353**	**79,377**	**67,072**
Geita - Attributable 100% May 2004	68,370	74,172	61,182	51,200	100,414	87,353	79,377	67,072
USA	**52,406**	**49,274**	**48,356**	**46,187**	**74,369**	**71,681**	**69,581**	**62,852**
Cripple Creek & Victor J.V.	50,297	48,304	47,124	45,158	72,260	70,711	68,349	61,824
ZIMBABWE	**-**	**-**	**-**	**86,529**	**-**	**-**	**-**	**121,825**
Freda-Rebecca	-	-	-	86,529	-	-	-	121,825
ANGLOGOLD ASHANTI	**58,367**	**59,453**	**57,465**	**54,276**	**82,873**	**78,082**	**76,495**	**68,221**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Cash gross profit (loss) - Rm [1] Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004	Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - Rm Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004
SOUTH AFRICA	**910**	**613**	**2,562**	**2,193**	**548**	**383**	**1,480**	**1,462**
Vaal River								
Great Noligwa Mine	274	175	768	861	164	137	556	758
Kopanang Mine	162	123	476	383	118	93	347	294
Tau Lekoa Mine	19	18	59	60	(30)	(12)	(84)	(40)
Surface Operations	42	27	105	122	42	27	105	122
West Wits								
Mponeng Mine	212	124	553	239	162	59	318	70
Savuka Mine	9	8	(6)	(66)	7	(2)	(46)	(117)
TauTona Mine	192	138	607	594	85	81	284	375
ARGENTINA	**96**	**81**	**354**	**370**	**61**	**37**	**203**	**202**
Cerro Vanguardia - Attributable 92.50%	91	76	332	344	58	36	193	189
Minorities and exploration	5	5	22	26	3	1	10	13
AUSTRALIA	**90**	**79**	**494**	**555**	**44**	**32**	**288**	**390**
Sunrise Dam	90	79	494	561	44	32	288	396
Union Reefs	-	-	-	(6)	-	-	-	(6)
BRAZIL	**187**	**163**	**687**	**685**	**147**	**124**	**543**	**547**
AngloGold Ashanti Mineração	99	100	389	374	78	75	304	291
Serra Grande - Attributable 50%	49	35	165	138	39	29	137	112
Minorities and exploration	39	28	133	173	30	20	102	144
GHANA	**19**	**38**	**249**	**128**	**(107)**	**(70)**	**(191)**	**(130)**
Bibiani	(29)	1	15	56	(36)	(23)	(66)	(9)
Iduapriem - Attributable 85%	(9)	5	52	23	(30)	(12)	(16)	(29)
Obuasi	56	28	165	35	(36)	(33)	(104)	(92)
Minorities and exploration	1	4	17	14	(5)	(2)	(5)	-
GUINEA	**68**	**56**	**258**	**(81)**	**6**	**6**	**98**	**(93)**
Siguiri - Attributable 85%	55	45	211	(78)	3	4	81	(84)
Minorities and exploration	13	11	47	(3)	3	2	17	(9)
MALI	**209**	**186**	**732**	**503**	**137**	**106**	**443**	**306**
Morila - Attributable 40%	91	108	413	248	52	47	245	150
Sadiola - Attributable 38%	64	60	205	167	47	43	131	105
Yatela - Attributable 40%	54	18	114	88	38	16	68	51
NAMIBIA	**74**	**30**	**110**	**28**	**46**	**23**	**64**	**11**
Navachab	74	30	110	28	46	23	64	11
TANZANIA	**51**	**54**	**289**	**372**	**43**	**(9)**	**49**	**150**
Geita - Attributable 100% May 2004	51	54	289	372	43	(9)	49	150
USA	**87**	**99**	**363**	**300**	**23**	**27**	**107**	**43**
Cripple Creek & Victor J.V.	87	99	363	300	23	27	107	43
ZIMBABWE	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(9)**
Freda-Rebecca	-	-	-	-	-	-	-	(9)
OTHER	**(56)**	**36**	**(24)**	**39**	**(78)**	**19**	**(96)**	**(35)**
ANGLOGOLD ASHANTI	**1,735**	**1,435**	**6,074**	**5,092**	**870**	**678**	**2,988**	**2,844**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA [1]					**669**	**677**	**2,676**	**2,857**
Vaal River								
Great Noligwa Mine	0.249	0.263	0.271	0.303	170	170	693	795
Kopanang Mine	0.212	0.229	0.215	0.215	118	126	482	486
Tau Lekoa Mine	0.103	0.123	0.116	0.113	61	71	265	293
Surface Operations	0.016	0.016	0.015	0.018	26	24	95	119
West Wits								
Mponeng Mine	0.285	0.263	0.267	0.237	143	127	512	438
Savuka Mine	0.282	0.234	0.198	0.181	25	36	126	158
TauTona Mine [5]	0.260	0.289	0.281	0.317	128	124	502	568
ARGENTINA					**51**	**52**	**211**	**211**
Cerro Vanguardia - Attributable 92.50%	0.218	0.212	0.225	0.222	51	52	211	211
AUSTRALIA					**92**	**101**	**455**	**410**
Sunrise Dam	0.078	0.095	0.107	0.101	92	101	455	410
BRAZIL					**90**	**89**	**346**	**334**
AngloGold Ashanti Mineração [2]	0.209	0.206	0.212	0.229	66	65	250	240
Serra Grande - Attributable 50%	0.224	0.233	0.231	0.228	24	24	96	94
GHANA					**169**	**169**	**680**	**485**
Bibiani [3]	0.037	0.042	0.042	0.056	25	28	115	105
Iduapriem [3] - Attributable 85%	0.048	0.050	0.050	0.050	44	44	174	125
Obuasi [5]	0.142	0.135	0.139	0.154	100	98	391	255
GUINEA					**62**	**61**	**246**	**83**
Siguiri [3] - Attributable 85%	0.033	0.034	0.035	0.032	62	61	246	83
MALI					**132**	**135**	**528**	**475**
Morila - Attributable 40%	0.140	0.155	0.158	0.130	58	69	262	204
Sadiola - Attributable 38%	0.077	0.078	0.080	0.081	43	44	168	174
Yatela [4] - Attributable 40%	0.109	0.090	0.087	0.099	31	21	98	97
NAMIBIA					**22**	**21**	**81**	**66**
Navachab	0.067	0.058	0.060	0.046	22	21	81	66
TANZANIA					**120**	**137**	**613**	**570**
Geita - Attributable 100% May 2004	0.070	0.079	0.092	0.109	120	137	613	570
USA					**85**	**92**	**330**	**329**
Cripple Creek & Victor J.V. [4]	0.018	0.018	0.018	0.018	85	92	330	329
ZIMBABWE					**-**	**-**	**-**	**9**
Freda-Rebecca	-	-	-	0.048	-	-	-	9
ANGLOGOLD ASHANTI					**1,494**	**1,534**	**6,166**	**5,829**
Underground Operations	0.211	0.215	0.213	0.219	817	816	3,243	3,270
Surface and Dump Reclamation	0.016	0.017	0.015	0.018	37	37	136	138
Open-pit Operations	0.065	0.072	0.080	0.094	507	547	2,246	1,883
Heap leach Operations [6]	0.025	0.023	0.024	0.024	132	134	541	538
					1,494	**1,534**	**6,166**	**5,829**

[1] Attributable year to date production at Moab Khotsong yielded 29,862 oz which will be capitalised against pre-production costs.

[2] The yield of AngloGold Ashanti Mineração represents underground operations.

[3] The yield of Bibiani, Siguiri and Iduapriem represents open-pit operations.
  Rounding of figures may result in computational discrepancies.

[4] Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.

[5] The yield of Tau Tona and Obuasi represents underground operations

[6] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**8.55**	**8.24**	**8.11**	**7.99**	**669**	**679**	**2,675**	**2,857**
Vaal River								
Great Noligwa Mine	8.52	8.47	8.55	9.28	169	170	693	795
Kopanang Mine	7.70	8.23	7.71	7.25	118	127	482	486
Tau Lekoa Mine	5.01	5.78	5.41	5.95	61	71	265	293
Surface Operations	30.74	26.85	25.44	30.19	26	24	95	119
West Wits								
Mponeng Mine	10.22	9.12	9.10	7.75	143	127	512	438
Savuka Mine	6.91	5.10	4.70	4.16	25	36	126	158
TauTona Mine	10.24	9.67	9.97	9.98	127	124	502	568
ARGENTINA	**29.70**	**31.44**	**28.95**	**28.46**	**51**	**50**	**206**	**216**
Cerro Vanguardia - Attributable 92.50%	29.70	31.44	28.95	28.46	51	50	206	216
AUSTRALIA	**71.68**	**77.01**	**89.27**	**83.34**	**92**	**101**	**454**	**410**
Sunrise Dam	82.06	86.67	101.06	96.10	92	101	454	411
BRAZIL	**23.33**	**22.90**	**22.23**	**21.47**	**89**	**80**	**333**	**334**
AngloGold Ashanti Mineração	21.34	20.61	19.88	19.37	65	59	239	241
Serra Grande - Attributable 50%	31.58	32.64	32.12	29.79	24	20	93	93
GHANA	**8.82**	**8.52**	**8.78**	**9.43**	**178**	**165**	**681**	**484**
Bibiani	22.75	16.41	16.75	21.54	25	28	115	105
Iduapriem - Attributable 85%	20.85	20.19	20.43	21.33	49	44	174	124
Obuasi	6.26	6.12	6.30	6.29	104	93	391	255
GUINEA	**17.17**	**18.16**	**19.03**	**10.92**	**62**	**66**	**247**	**87**
Siguiri - Attributable 85%	17.17	18.16	19.03	10.92	62	66	247	87
Minorities and exploration								
MALI	**55.65**	**64.77**	**62.56**	**51.55**	**138**	**133**	**529**	**473**
Morila - Attributable 40%	65.94	109.61	99.57	62.80	62	70	262	203
Sadiola - Attributable 38%	52.38	57.62	55.27	62.76	44	44	169	174
Yatela - Attributable 40%	46.11	31.36	35.48	30.31	32	19	98	96
NAMIBIA	**24.37**	**22.58**	**21.36**	**22.10**	**22**	**20**	**81**	**68**
Navachab	24.37	22.58	21.36	22.10	22	20	81	68
TANZANIA	**29.58**	**33.74**	**38.41**	**40.58**	**109**	**139**	**601**	**568**
Geita - Attributable 100% May 2004	29.58	33.74	38.41	40.58	109	139	601	568
USA	**92.52**	**96.54**	**87.71**	**87.65**	**82**	**92**	**326**	**331**
Cripple Creek & Victor J.V.	92.52	96.54	87.71	87.65	82	92	326	331
ZIMBABWE	**-**	**-**	**-**	**3.16**	**-**	**-**	**-**	**9**
Freda-Rebecca	-	-	-	3.16	-	-	-	9
ANGLOGOLD ASHANTI	**12.25**	**12.74**	**12.48**	**11.84**	**1,493**	**1,526**	**6,133**	**5,838**

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**268**	**282**	**291**	**284**	**363**	**361**	**369**	**331**
Vaal River								
Great Noligwa Mine	240	269	264	231	353	330	329	260
Kopanang Mine	263	254	277	281	335	339	341	317
Tau Lekoa Mine	441	374	410	370	571	457	509	432
Surface Operations	244	283	287	250	244	283	287	250
West Wits								
Mponeng Mine	247	272	279	322	305	380	363	386
Savuka Mine	297	379	430	455	416	455	517	523
TauTona Mine	248	259	256	245	380	339	364	311
ARGENTINA	**177**	**205**	**174**	**157**	**280**	**323**	**281**	**275**
Cerro Vanguardia - Attributable 92.50%	173	202	171	156	275	320	277	274
AUSTRALIA	**246**	**330**	**279**	**271**	**449**	**409**	**383**	**341**
Sunrise Dam	231	323	269	260	384	401	363	326
BRAZIL	**204**	**187**	**184**	**130**	**258**	**251**	**239**	**185**
AngloGold Ashanti Mineração	190	173	169	133	240	242	226	191
Serra Grande - Attributable 50%	174	159	158	134	236	204	205	178
GHANA	**364**	**343**	**339**	**293**	**540**	**464**	**473**	**413**
Bibiani	334	308	305	251	608	467	482	369
Iduapriem - Attributable 85%	397	369	348	303	513	468	451	423
Obuasi	357	341	345	305	535	461	481	426
GUINEA	**341**	**310**	**301**	**443**	**502**	**422**	**414**	**534**
Siguiri - Attributable 85%	341	310	301	443	502	422	414	534
MALI	**236**	**215**	**220**	**211**	**322**	**309**	**308**	**281**
Morila - Attributable 40%	227	194	191	184	333	333	293	263
Sadiola - Attributable 38%	284	240	265	242	344	300	336	301
Yatela - Attributable 40%	208	285	263	255	290	305	340	323
NAMIBIA	**259**	**268**	**321**	**348**	**156**	**271**	**326**	**389**
Navachab	259	268	321	348	156	271	326	389
TANZANIA	**326**	**353**	**298**	**250**	**478**	**416**	**387**	**328**
Geita - Attributable 100% May 2004	326	353	298	250	478	416	387	328
USA	**249**	**236**	**236**	**225**	**354**	**343**	**339**	**305**
Cripple Creek & Victor J.V.	239	231	230	220	344	338	333	300
ZIMBABWE	**-**	**-**	**-**	**417**	**-**	**-**	**-**	**589**
Freda-Rebecca	-	-	-	417	-	-	-	589
ANGLOGOLD ASHANTI	**278**	**284**	**281**	**264**	**395**	**373**	**374**	**332**

Rounding of figures may result in computational discrepancies.

Key operating results

PER REGION & OPERATION

US Dollar	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004	Quarter ended December 2005	Quarter ended September 2005	Year ended December 2005	Year ended December 2004
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives - $m			
SOUTH AFRICA	**138**	**94**	**399**	**342**	**84**	**59**	**230**	**228**
Vaal River								
Great Noligwa Mine	42	27	120	134	25	21	87	118
Kopanang Mine	25	19	74	60	18	14	54	46
Tau Lekoa Mine	3	3	9	10	(5)	(2)	(14)	(6)
Surface Operations	6	4	16	19	6	4	16	19
West Wits								
Mponeng Mine	32	19	86	37	25	9	49	11
Savuka Mine	1	1	(1)	(10)	1	-	(8)	(18)
TauTona Mine	29	21	95	92	13	12	44	58
ARGENTINA	**15**	**12**	**56**	**58**	**9**	**6**	**32**	**32**
Cerro Vanguardia - Attributable 92.50%	14	12	52	54	9	5	31	30
Minorities and exploration	1	-	4	4	-	1	1	2
AUSTRALIA	**14**	**12**	**78**	**87**	**7**	**5**	**46**	**61**
Sunrise Dam	14	12	78	88	7	5	46	62
Union Reefs	-	-	-	(1)	-	-	-	(1)
BRAZIL	**29**	**25**	**108**	**107**	**23**	**19**	**86**	**85**
AngloGold Ashanti Mineração	15	15	61	58	12	12	48	45
Serra Grande - Attributable 50%	8	5	26	22	6	4	22	18
Minorities and exploration	6	5	21	27	5	3	16	22
GHANA	**3**	**6**	**40**	**19**	**(16)**	**(11)**	**(29)**	**(22)**
Bibiani	(4)	-	3	8	(6)	(4)	(10)	(2)
Iduapriem - Attributable 85%	(1)	1	9	4	(5)	(2)	(2)	(5)
Obuasi	9	4	26	5	(5)	(5)	(16)	(15)
Minorities and exploration	(1)	1	2	2	-	-	(1)	-
GUINEA	**10**	**9**	**40**	**(13)**	**1**	**1**	**15**	**(16)**
Siguiri - Attributable 85%	8	7	33	(13)	1	1	12	(14)
Minorities and exploration	2	2	7	-	-	-	3	(2)
MALI	**32**	**29**	**115**	**80**	**21**	**16**	**69**	**49**
Morila - Attributable 40%	14	17	65	40	8	7	39	25
Sadiola - Attributable 38%	10	9	32	26	7	7	20	16
Yatela - Attributable 40%	8	3	18	14	6	2	11	8
NAMIBIA	**12**	**5**	**17**	**4**	**7**	**4**	**10**	**1**
Navachab	12	5	17	4	7	4	10	1
TANZANIA	**8**	**9**	**47**	**58**	**7**	**(1)**	**9**	**23**
Geita - Attributable 100% May 2004	8	9	47	58	7	(1)	9	23
USA	**13**	**15**	**57**	**47**	**4**	**4**	**17**	**7**
Cripple Creek & Victor J.V.	13	15	57	47	4	4	17	7
ZIMBABWE	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1)**
Freda-Rebecca	-	-	-	-	-	-	-	(1)
OTHER	**(7)**	**5**	**(3)**	**4**	**(12)**	**3**	**(16)**	**(6)**
ANGLOGOLD ASHANTI	**267**	**221**	**954**	**793**	**134**	**105**	**469**	**441**

[1] Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

					Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
GREAT NOLIGWA MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		104	104	115	418	1,116	1,115	1,236	4,503
Milled	- 000 tonnes	/	- 000 tons		617	584	618	2,317	681	644	682	2,554
Yield	- g / t	/	- oz / t		8.54	9.03	10.21	9.30	0.249	0.263	0.298	0.271
Gold produced	- kg	/	- oz (000)		5,274	5,275	6,314	21,547	170	170	203	693
Gold sold	- kg	/	- oz (000)		5,270	5,279	6,318	21,544	169	170	203	693
Price received	- R / kg	/	- $ / oz	- sold	102,524	94,376	83,526	92,643	488	452	430	453
Total cash costs	- R	/	- $	- ton milled	430	508	465	501	60	71	70	72
	- R / kg	/	- $ / oz	- produced	50,311	56,203	45,517	53,868	240	269	234	264
Total production costs	- R / kg	/	- $ / oz	- produced	73,628	68,992	52,305	67,024	353	330	269	329
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		302	303	300	297	9.72	9.73	9.65	9.55
Actual	- g	/	- oz		265	263	306	266	8.52	8.47	9.84	8.55
Target	- m²	/	- ft²		5.45	5.52	5.17	5.27	58.68	59.44	55.70	56.78
Actual	- m²	/	- ft²		5.21	5.17	5.57	5.16	56.04	55.69	59.93	55.58
FINANCIAL RESULTS (MILLION)												
Gold income					488	458	511	1,896	75	70	84	298
Cost of sales					377	361	332	1,440	58	56	54	227
Cash operating costs					265	295	285	1,153	41	45	47	182
Other cash costs					-	2	3	8	-	-	-	1
Total cash costs					265	296	288	1,161	41	46	47	183
Retrenchment costs					11	11	4	35	2	2	-	6
Rehabilitation and other non-cash costs					2	18	9	36	-	3	2	6
Production costs					278	326	301	1,232	43	50	49	194
Amortisation of tangible assets					110	38	30	212	17	6	5	33
Inventory change					(12)	(3)	1	(4)	(2)	-	-	(1)
					112	97	179	456	17	15	30	71
Realised non-hedge derivatives					52	41	17	100	8	6	3	16
Gross profit excluding the effect of unrealised non-hedge derivatives					164	137	196	556	25	21	33	87
Capital expenditure					124	47	74	275	19	7	12	43

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

				Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
KOPANANG MINE				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	120	118	128	482	1,293	1,269	1,383	5,193
Milled	- 000 tonnes	/	- 000 tons	504	501	529	2,031	556	553	583	2,239
Yield	- g / t	/	- oz / t	7.27	7.85	7.23	7.38	0.212	0.229	0.211	0.215
Gold produced	- kg	/	- oz (000)	3,664	3,933	3,825	14,993	118	126	123	482
Gold sold	- kg	/	- oz (000)	3,662	3,936	3,828	14,991	118	127	123	482
Price received	- R / kg	/	- $ / oz - sold	102,370	94,150	83,570	92,752	488	450	431	453
Total cash costs	- R	/	- $ - ton milled	402	417	401	417	56	58	60	60
	- R / kg	/	- $ / oz - produced	55,227	53,142	55,491	56,427	263	254	285	277
Total production costs	- R / kg	/	- $ / oz - produced	70,300	70,869	64,467	69,594	335	339	332	341
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	221	221	207	219	7.09	7.11	6.67	7.05
Actual	- g	/	- oz	239	256	227	240	7.70	8.23	7.30	7.71
Target	- m²	/	- ft²	7.09	7.09	6.67	7.00	76.32	76.28	71.74	75.39
Actual	- m²	/	- ft²	7.85	7.67	7.63	7.72	84.51	82.61	82.11	83.10
FINANCIAL RESULTS (MILLION)											
Gold income				338	342	309	1,324	52	53	51	208
Cost of sales				257	278	248	1,044	39	43	41	164
Cash operating costs				202	207	210	840	31	32	35	132
Other cash costs				-	2	2	6	-	-	-	1
Total cash costs				202	209	212	846	31	32	35	133
Retrenchment costs				8	10	2	26	1	2	-	4
Rehabilitation and other non-cash costs				3	30	7	43	-	5	2	7
Production costs				213	249	221	914	33	38	37	144
Amortisation of tangible assets				44	30	26	129	7	5	4	20
Inventory change				(1)	(1)	1	-	-	-	-	-
				81	64	61	281	12	10	10	43
Realised non-hedge derivatives				37	29	11	66	6	4	2	11
Gross profit excluding the effect of unrealised non-hedge derivatives				118	93	72	347	18	14	12	54
Capital expenditure				69	70	78	264	11	11	13	41

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

					Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
TAU LEKOA MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		99	104	112	399	1,067	1,118	1,202	4,299
Milled	- 000 tonnes	/	- 000 tons		540	522	603	2,082	596	576	665	2,295
Yield	- g / t	/	- oz / t		3.52	4.20	3.87	3.96	0.103	0.123	0.113	0.116
Gold produced	- kg	/	- oz (000)		1,904	2,195	2,335	8,253	61	71	75	265
Gold sold	- kg	/	- oz (000)		1,902	2,196	2,336	8,252	61	71	75	265
Price received	- R / kg	/	- $ / oz	- sold	102,339	94,110	83,603	93,113	488	450	433	455
Total cash costs	- R	/	- $	- ton milled	326	329	299	333	45	46	45	47
	- R / kg	/	- $ / oz	- produced	92,559	78,182	77,233	83,885	441	374	397	410
Total production costs	- R / kg	/	- $ / oz	- produced	119,704	95,657	91,876	103,932	571	457	473	509
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		223	221	218	218	7.16	7.10	7.01	7.02
Actual	- g	/	- oz		156	180	191	168	5.01	5.78	6.16	5.41
Target	- m²	/	- ft²		9.71	9.73	9.20	9.66	104.55	104.76	99.00	104.00
Actual	- m²	/	- ft²		8.12	8.51	9.15	8.14	87.38	91.55	98.53	87.61
FINANCIAL RESULTS (MILLION)												
Gold income					176	191	188	731	27	29	31	114
Cost of sales					225	219	217	852	34	34	36	134
Cash operating costs					176	171	179	688	27	26	30	108
Other cash costs					-	1	1	4	-	-	-	1
Total cash costs					176	172	180	692	27	26	30	109
Retrenchment costs					4	5	2	16	1	1	-	2
Rehabilitation and other non-cash costs					(2)	4	5	6	-	1	1	1
Production costs					178	180	187	714	27	28	31	112
Amortisation of tangible assets					49	30	28	143	8	5	5	23
Inventory change					(3)	9	2	(5)	-	1	-	(1)
					(49)	(28)	(29)	(122)	(8)	(4)	(5)	(20)
Realised non-hedge derivatives					19	16	8	38	3	2	2	6
Gross loss excluding the effect of unrealised non-hedge derivatives					(30)	(12)	(21)	(84)	(5)	(2)	(3)	(14)
Capital expenditure					24	20	46	93	4	3	8	15

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

					Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
SURFACE OPERATIONS					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
Milled	- 000 tonnes	/	- 000 tons		1,442	1,422	1,594	5,845	1,589	1,567	1,757	6,443
Yield	- g / t	/	- oz / t		0.55	0.53	0.55	0.51	0.016	0.016	0.016	0.015
Gold produced	- kg	/	- oz (000)		800	757	880	2,952	26	24	28	95
Gold sold	- kg	/	- oz (000)		799	757	880	2,951	26	24	28	95
Price received	- R / kg	/	- $ / oz	- sold	102,243	94,492	83,675	93,285	487	453	431	455
Total cash costs	- R	/	- $	- ton milled	28	31	33	30	4	4	5	4
	- R / kg	/	- $ / oz	- produced	51,135	59,142	58,950	58,636	244	283	302	287
Total production costs	- R / kg	/	- $ / oz	- produced	51,135	59,142	58,950	58,636	244	283	302	287
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		733	704	765	727	23.57	22.64	24.59	23.38
Actual	- g	/	- oz		956	835	902	791	30.74	26.85	29.00	25.44
FINANCIAL RESULTS (MILLION)												
Gold income					74	66	71	261	11	10	12	41
Cost of sales					40	45	52	170	6	7	9	27
Cash operating costs					41	45	52	173	6	7	9	27
Other cash costs					-	-	-	-	-	-	-	-
Total cash costs					41	45	52	173	6	7	9	27
Retrenchment costs					-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-	-	-
Production costs					41	45	52	173	6	7	9	27
Amortisation of tangible assets					-	-	-	-	-	-	-	-
Inventory change					(1)	-	-	(3)	-	-	-	-
					34	21	19	91	5	3	3	14
Realised non-hedge derivatives					8	6	2	14	1	1	1	2
Gross profit excluding the effect of unrealised non-hedge derivatives					42	27	21	105	6	4	4	16
Capital expenditure					66	53	71	170	10	8	11	27

Rounding of figures may result in computational discrepancies.

South Africa
WEST WITS

					Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
MPONENG MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		93	88	89	351	1,000	947	961	3,776
Milled	- 000 tonnes	/	- 000 tons		454	438	451	1,739	500	483	497	1,917
Yield	- g / t	/	- oz / t		9.77	9.01	7.71	9.15	0.285	0.263	0.225	0.267
Gold produced	- kg	/	- oz (000)		4,436	3,946	3,477	15,921	143	127	112	512
Gold sold	- kg	/	- oz (000)		4,433	3,949	3,477	15,919	143	127	112	512
Price received	- R / kg	/	- $ / oz	- sold	101,950	94,544	83,118	93,766	486	453	431	457
Total cash costs	- R	/	- $	- ton milled	507	514	501	523	70	72	75	75
	- R / kg	/	- $ / oz	- produced	51,902	57,014	64,994	57,084	247	272	334	279
Total production costs	- R / kg	/	- $ / oz	- produced	64,155	79,527	79,277	74,309	305	380	409	363
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		281	260	259	256	9.02	8.35	8.32	8.22
Actual	- g	/	- oz		318	284	246	283	10.22	9.12	7.90	9.10
Target	- m²	/	- ft²		5.90	5.84	5.68	5.67	63.52	62.85	61.19	61.02
Actual	- m²	/	- ft²		6.65	6.32	6.31	6.23	71.61	68.05	67.92	67.10
FINANCIAL RESULTS (MILLION)												
Gold income					410	343	279	1,417	63	53	46	222
Cost of sales					290	314	276	1,175	44	48	46	185
Cash operating costs					230	223	224	902	35	34	37	142
Other cash costs					1	2	2	6	-	-	-	1
Total cash costs					230	225	226	909	35	35	37	143
Retrenchment costs					6	7	1	21	1	1	-	3
Rehabilitation and other non-cash costs					(2)	17	4	18	-	3	1	3
Production costs					235	249	231	948	36	38	38	149
Amortisation of tangible assets					50	65	45	236	8	10	8	37
Inventory change					5	-	-	(8)	1	-	-	(1)
					120	29	3	242	18	4	-	37
Realised non-hedge derivatives					42	31	10	76	7	5	2	12
Gross profit excluding the effect of unrealised non-hedge derivatives					162	59	13	318	25	9	2	49
Capital expenditure					81	76	112	301	12	12	18	47

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

					Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
SAVUKA MINE					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		17	30	45	125	187	325	485	1,341
Milled	- 000 tonnes	/	- 000 tons		80	140	198	578	88	154	219	637
Yield	- g / t	/	- oz / t		9.68	8.01	6.56	6.80	0.282	0.234	0.191	0.198
Gold produced	- kg	/	- oz (000)		770	1,121	1,302	3,930	25	36	42	126
Gold sold	- kg	/	- oz (000)		770	1,135	1,303	3,931	25	36	42	126
Price received	- R / kg	/	- $ / oz	- sold	102,344	94,223	82,709	92,916	487	450	427	454
Total cash costs	- R	/	- $	- ton milled	604	637	584	593	84	89	88	85
	- R / kg	/	- $ / oz	- produced	62,419	79,484	88,981	87,200	297	379	458	430
Total production costs	- R / kg	/	- $ / oz	- produced	87,574	95,304	92,917	105,194	416	455	476	517
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		149	147	142	148	4.80	4.72	4.55	4.76
Actual	- g	/	- oz		215	159	143	146	6.91	5.10	4.58	4.70
Target	- m²	/	- ft²		4.99	5.02	4.85	5.04	53.75	54.08	52.17	54.29
Actual	- m²	/	- ft²		4.84	4.27	4.93	4.63	52.13	45.97	53.06	49.87
FINANCIAL RESULTS (MILLION)												
Gold income					72	99	105	348	11	15	17	55
Cost of sales					71	109	125	411	11	17	21	65
Cash operating costs					48	88	115	339	7	14	19	54
Other cash costs					-	1	1	3	-	-	-	1
Total cash costs					48	89	116	343	7	14	19	54
Retrenchment costs					19	16	-	39	3	3	-	6
Rehabilitation and other non-cash costs					(1)	(8)	(7)	(8)	-	(1)	(1)	(1)
Production costs					66	97	109	374	10	15	18	59
Amortisation of tangible assets					1	10	12	40	-	2	2	6
Inventory change					4	2	4	(3)	1	-	1	-
					-	(10)	(20)	(63)	-	(2)	(4)	(10)
Realised non-hedge derivatives					7	8	3	17	1	1	-	3
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives					7	(2)	(17)	(46)	1	-	(4)	(8)
Capital expenditure					2	8	13	38	-	1	2	6

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

TAUTONA MINE					Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		72	63	67	273	779	674	721	2,935
Milled	- 000 tonnes	/	- 000 tons		442	388	405	1,620	487	427	446	1,786
Yield	- g / t	/	- oz / t		8.90	9.91	10.08	9.62	0.260	0.289	0.294	0.281
Gold produced	- kg	/	- oz (000)		3,929	3,843	4,081	15,586	126	124	131	501
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/	- 000 tons		75	-	-	75	83	-	-	83
Yield	- g / t	/	- oz / t		0.54	-	-	0.54	0.016	-	-	0.016
Gold produced	- kg	/	- oz (000)		41	-	-	41	1	-	-	1
TOTAL												
Yield [1]	- g / t	/	- oz / t		8.90	9.91	10.08	9.62	0.260	0.289	0.294	0.281
Gold produced	- kg	/	- oz (000)		3,970	3,843	4,081	15,627	128	124	131	502
Gold sold	- kg	/	- oz (000)		3,965	3,856	4,081	15,624	127	124	131	502
Price received	- R / kg	/	- $ / oz	- sold	102,120	94,078	82,874	92,799	486	449	428	453
Total cash costs	- R	/	- $	- ton milled	400	537	544	481	56	75	82	69
	- R / kg	/	- $ / oz	- produced	52,087	54,202	54,011	52,158	248	259	278	256
Total production costs	- R / kg	/	- $ / oz	- produced	79,572	71,140	70,613	74,418	380	339	364	364
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		336	339	344	331	10.82	10.89	11.06	10.64
Actual	- g	/	- oz		318	301	285	310	10.24	9.67	9.15	9.97
Target	- m²	/	- ft²		5.30	5.24	5.17	5.17	57.09	56.41	55.60	55.69
Actual	- m²	/	- ft²		5.81	4.90	4.67	5.41	62.50	52.77	50.28	58.23
FINANCIAL RESULTS (MILLION)												
Gold income					368	336	329	1,381	56	51	54	217
Cost of sales					319	282	291	1,166	49	43	48	183
Cash operating costs					206	207	219	809	32	32	36	128
Other cash costs					1	1	3	6	-	-	-	1
Total cash costs					207	208	222	815	32	32	36	129
Retrenchment costs					5	10	1	22	1	2	-	3
Rehabilitation and other non-cash costs					(3)	(2)	5	4	-	-	2	1
Production costs					209	216	228	840	32	33	38	133
Amortisation of tangible assets					107	57	61	322	16	9	10	51
Inventory change					4	9	2	3	1	1	-	-
					48	54	38	216	7	8	6	33
Realised non-hedge derivatives					37	27	10	69	6	4	2	11
Gross profit excluding the effect of unrealised non-hedge derivatives					85	81	48	284	13	12	8	44
Capital expenditure					143	108	150	468	22	17	24	74

Rounding of figures may result in computational discrepancies.

[1] Total yield excludes the surface and dump reclamation.

Argentina

				Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
CERRO VANGUARDIA - Attributable 92.50%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	4,875	4,433	4,163	18,507	5,374	4,886	4,588	20,401
Treated	- 000 tonnes	/	- 000 tons	211	223	238	853	232	245	262	940
Stripping ratio	- t (mined total - mined ore) / t mined ore			22.30	20.13	14.92	19.06	22.30	20.13	14.92	19.06
Yield	- g / t	/	- oz / t	7.49	7.26	8.99	7.70	0.218	0.212	0.262	0.225
Gold in ore	- kg	/	- oz (000)	1,677	1,667	2,210	6,833	54	54	71	220
Gold produced	- kg	/	- oz (000)	1,577	1,616	2,135	6,564	51	52	68	211
Gold sold	- kg	/	- oz (000)	1,596	1,543	2,177	6,422	51	50	70	206
Price received	- R / kg	/	- $ / oz - sold	90,615	83,691	80,928	81,617	432	400	415	399
Total cash costs	- R / kg	/	- $ / oz - produced	36,290	42,180	25,172	35,035	173	202	130	171
Total production costs	- R / kg	/	- $ / oz - produced	57,810	67,116	43,617	56,756	275	320	225	277
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	818	854	1,225	817	26.30	27.45	39.37	26.25
Actual	- g	/	- oz	924	978	1,068	900	29.70	31.44	34.35	28.95
FINANCIAL RESULTS (MILLION)											
Gold income				160	140	191	571	24	21	32	90
Cost of sales				96	101	93	365	15	16	16	57
Cash operating costs				43	56	39	180	7	9	6	28
Other cash costs				14	12	15	50	2	2	3	8
Total cash costs				57	68	54	230	9	10	9	36
Rehabilitation and other non-cash costs				1	-	2	2	-	-	1	-
Production costs				58	68	56	232	9	10	10	36
Amortisation of tangible assets				32	40	37	139	5	6	6	22
Inventory change				5	(7)	-	(6)	1	(1)	-	(1)
				64	39	98	206	10	6	16	33
Realised non-hedge derivatives				(5)	(3)	(2)	(13)	(1)	-	-	(2)
Gross profit excluding the effect of unrealised non-hedge derivatives				58	36	96	193	9	5	16	31
Capital expenditure				20	16	18	90	3	2	3	14

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM		Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	2,938	2,723	2,916	11,050	3,843	3,562	3,814	14,454
Treated	- 000 tonnes / - 000 tons	934	913	940	3,625	1,030	1,006	1,037	3,996
Stripping ratio	- t (mined total - mined ore) / t mined ore	5.40	6.63	4.02	5.33	5.40	6.63	4.02	5.33
Yield	- g / t / - oz / t	2.69	3.24	3.73	3.68	0.078	0.095	0.109	0.107
Gold produced	- kg / - oz (000)	2,866	3,146	3,554	14,139	92	101	114	455
Gold sold	- kg / - oz (000)	2,856	3,148	3,547	14,123	92	101	114	454
Price received	- R / kg / - $ / oz - sold	107,342	93,455	84,140	94,716	515	447	433	464
Total cash costs	- R / kg / - $ / oz - produced	48,903	67,566	54,649	54,924	231	323	282	269
Total production costs	- R / kg / - $ / oz - produced	81,376	83,882	68,925	74,065	384	401	356	363
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	2,112	2,577	2,838	2,709	67.89	82.86	91.26	87.11
Actual	- g / - oz	2,552	2,696	3,313	3,143	82.06	86.67	106.50	101.06
FINANCIAL RESULTS (MILLION)									
Gold income		287	312	293	1,349	44	48	49	213
Cost of sales		262	262	174	1,050	40	40	30	165
Cash operating costs		132	205	186	744	20	32	31	117
Other cash costs		8	7	8	33	1	1	2	5
Total cash costs		140	213	194	777	21	33	33	122
Rehabilitation and other non-cash costs		47	5	2	65	7	1	1	10
Production costs		187	218	196	842	28	33	34	132
Amortisation of tangible assets		46	46	49	205	7	7	8	32
Inventory change		29	(2)	(71)	2	5	-	(12)	-
		25	50	119	300	4	8	19	48
Realised non-hedge derivatives		19	(18)	5	(12)	3	(3)	1	(2)
Gross profit excluding the effect of unrealised non-hedge derivatives		44	32	124	288	7	5	20	46
Capital expenditure		60	60	36	214	9	9	6	34

Rounding of figures may result in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI MINERAÇÃO			Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	212	222	233	859	233	245	257	947
Treated	- 000 tonnes	/ - 000 tons	237	226	216	900	261	249	238	992
Yield	- g / t	/ - oz / t	7.16	7.08	7.58	7.27	0.209	0.206	0.221	0.212
Gold produced	- kg	/ - oz (000)	1,696	1,600	1,635	6,542	55	51	53	210
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	37	57	-	105	41	63	-	116
Yield	- g / t	/ - oz / t	2.30	2.53	-	2.39	0.067	0.074	-	0.070
Gold produced	- kg	/ - oz (000)	85	145	-	250	3	5	-	8
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	-	-	-	-	-	-
Treated	- 000 tonnes	/ - 000 tons	-	-	-	-	-	-	-	-
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	-	-	-	-	-	-	-
Yield	- g / t	/ - oz / t	-	-	-	-	-	-	-	-
Gold in ore	- kg	/ - oz (000)	-	-	-	-	-	-	-	-
Gold produced	- kg	/ - oz (000)	-	-	-	-	-	-	-	-
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	846	1,291	536	3,984	933	1,423	591	4,392
Placed [1]	- 000 tonnes	/ - 000 tons	68	79	37	249	74	87	41	275
Stripping ratio	- t (mined total - mined ore) / t mined ore		11.40	15.57	13.45	15.00	11.40	15.57	13.45	15.00
Yield [2]	- g / t	/ - oz / t	4.38	2.69	5.66	3.43	0.128	0.078	0.165	0.100
Gold placed [3]	- kg	/ - oz (000)	296	211	209	853	10	7	7	27
Gold produced	- kg	/ - oz (000)	287	267	202	971	9	9	6	31
TOTAL										
Yield [4]	- g / t	/ - oz / t	6.51	6.16	7.58	6.76	0.190	0.180	0.221	0.197
Gold produced	- kg	/ - oz (000)	2,068	2,011	1,837	7,763	66	65	59	250
Gold sold	- kg	/ - oz (000)	2,037	1,845	1,827	7,445	65	59	59	239
Price received	- R / kg	/ - $ / oz - sold	94,047	88,652	70,724	87,643	451	422	365	427
Total cash costs	- R / kg	/ - $ / oz - produced	39,945	36,065	26,356	34,619	190	173	135	169
Total production costs	- R / kg	/ - $ / oz - produced	50,386	50,595	40,132	46,446	240	242	207	226
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	562	547	536	535	18.06	17.60	17.23	17.21
Actual	- g	/ - oz	664	641	610	618	21.34	20.61	19.62	19.88
FINANCIAL RESULTS (MILLION)										
Gold income			171	156	128	598	26	24	21	94
Cost of sales			114	88	67	348	17	14	11	54
Cash operating costs			80	71	47	262	12	11	8	41
Other cash costs			2	2	2	7	-	-	-	1
Total cash costs			83	73	49	269	13	11	8	42
Rehabilitation and other non-cash costs			1	4	5	7	-	1	1	1
Production costs			84	77	54	275	13	12	9	43
Amortisation of tangible assets			21	25	20	85	3	4	3	13
Inventory change			9	(13)	(7)	(12)	1	(2)	(1)	(2)
			58	67	61	250	9	10	10	39
Realised non-hedge derivatives			20	8	1	54	3	1	-	9
Gross profit excluding the effect of unrealised non-hedge derivatives			78	75	62	304	12	12	10	48
Capital expenditure			176	122	64	455	27	19	10	71

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Quarterly Report December 2005 - www.AngloGoldAshanti.com

Brazil

SERRA GRANDE - Attributable 50%					Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/	- 000 tons		96	97	96	378	105	107	106	417
Treated	- 000 tonnes	/	- 000 tons		97	94	93	378	106	103	103	416
Yield	- g / t	/	- oz / t		7.67	8.00	7.91	7.93	0.224	0.233	0.231	0.231
Gold produced	- kg	/	- oz (000)		741	748	738	2,993	24	24	24	96
Gold sold	- kg	/	- oz (000)		745	632	726	2,902	24	20	23	93
Price received	- R / kg	/	- $ / oz	- sold	99,723	87,425	70,233	88,345	479	417	362	432
Total cash costs	- R / kg	/	- $ / oz	- produced	36,418	33,207	28,505	32,414	174	159	147	158
Total production costs	- R / kg	/	- $ / oz	- produced	49,378	42,700	37,159	42,027	236	204	191	205
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		839	827	824	832	26.98	26.58	26.49	26.76
Actual	- g	/	- oz		982	1,015	978	999	31.58	32.64	31.43	32.12
FINANCIAL RESULTS (MILLION)												
Gold income					65	52	51	232	10	8	8	37
Cost of sales					35	27	27	120	5	4	4	19
Cash operating costs					26	24	20	94	4	4	3	15
Other cash costs					1	1	1	3	-	-	-	-
Total cash costs					27	25	21	97	4	4	3	15
Rehabilitation and other non-cash costs					-	-	-	1	-	-	-	-
Production costs					27	25	21	98	4	4	3	15
Amortisation of tangible assets					10	7	6	28	1	1	1	4
Inventory change					(2)	(5)	-	(6)	-	(1)	-	(1)
					30	25	24	113	5	4	4	18
Realised non-hedge derivatives					9	4	-	24	1	1	-	4
Gross profit excluding the effect of unrealised non-hedge derivatives					39	29	24	137	6	4	4	22
Capital expenditure					12	11	5	42	2	2	1	7

Rounding of figures may result in computational discrepancies.

Ghana

BIBIANI				Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	-	2	6	-	-	2	6
Treated	- 000 tonnes	/	- 000 tons	-	-	2	5	-	-	2	6
Yield	- g / t	/	- oz / t	-	-	0.13	4.83	-	-	0.004	0.141
Gold produced	- kg	/	- oz (000)	-	-	6	26	-	-	-	1
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	304	1,193	1,192	4,342	335	1,315	1,314	4,786
Treated	- 000 tonnes	/	- 000 tons	601	601	584	2,444	663	663	644	2,694
Stripping ratio	- t (mined total - mined ore) / t mined ore			5.46	9.28	2.80	6.76	5.46	9.28	2.80	6.76
Yield	- g / t	/	- oz / t	1.28	1.43	1.79	1.45	0.037	0.042	0.052	0.042
Gold in ore	- kg	/	- oz (000)	104	422	861	2,168	3	14	28	70
Gold produced	- kg	/	- oz (000)	768	860	1,043	3,552	25	28	34	114
TOTAL											
Yield	- g / t	/	- oz / t	1.28	1.43	1.79	1.46	0.037	0.042	0.052	0.043
Gold produced	- kg	/	- oz (000)	768	860	1,048	3,578	25	28	34	115
Gold sold	- kg	/	- oz (000)	768	860	1,048	3,578	25	28	34	115
Price received	- R / kg	/	- $ / oz - sold	98,691	89,597	61,728	89,302	469	430	310	438
Total cash costs	- R / kg	/	- $ / oz - produced	69,913	64,529	55,161	62,273	334	308	283	305
Total production costs	- R / kg	/	- $ / oz - produced	128,268	97,587	79,398	98,650	608	467	408	482
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	268	420	486	373	8.61	13.50	15.63	11.99
Actual	- g	/	- oz	707	510	526	521	22.75	16.41	16.92	16.75
FINANCIAL RESULTS (MILLION)											
Gold income				73	75	73	309	11	12	12	49
Cost of sales				112	100	85	386	17	15	14	61
Cash operating costs				50	51	54	207	8	8	9	33
Other cash costs				4	4	4	15	1	1	1	2
Total cash costs				54	55	58	223	8	9	10	35
Rehabilitation and other non-cash costs				37	2	1	43	6	-	-	7
Production costs				91	58	59	266	14	9	10	42
Amortisation of tangible assets				10	26	25	88	1	4	4	14
Inventory change				12	16	1	31	2	2	-	5
				(39)	(25)	(12)	(77)	(6)	(4)	(2)	(12)
Realised non-hedge derivatives				3	2	(8)	10	-	-	(2)	2
Gross (loss) excluding the effect of unrealised non-hedge derivatives				(36)	(23)	(20)	(66)	(6)	(4)	(4)	(10)
Capital expenditure				4	10	17	44	1	2	3	7

Rounding of figures may result in computational discrepancies.

Ghana

				Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
IDUAPRIEM - Attributable 85%				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	4,580	5,492	4,292	22,453	5,049	6,053	4,731	24,750
Treated	- 000 tonnes	/	- 000 tons	846	795	707	3,163	933	877	779	3,487
Stripping ratio	- t (mined total - mined ore) / t mined ore			4.40	4.55	4.33	5.46	4.40	4.55	4.33	5.46
Yield	- g / t	/	- oz / t	1.63	1.70	1.81	1.71	0.048	0.050	0.053	0.050
Gold in ore	- kg	/	- oz (000)	1,576	1,664	1,302	6,533	51	54	42	210
Gold produced	- kg	/	- oz (000)	1,381	1,355	1,278	5,413	44	44	41	174
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	-	-	-	-	-	-	-	-
Placed [1]	- 000 tonnes	/	- 000 tons	-	-	-	-	-	-	-	-
Gold produced	- kg	/	- oz (000)	-	-	25	9	-	-	1	-
TOTAL											
Yield [4]	- g / t	/	- oz / t	1.63	1.70	1.84	1.71	0.048	0.050	0.054	0.050
Gold produced	- kg	/	- oz (000)	1,381	1,355	1,302	5,422	44	44	42	174
Gold sold	- kg	/	- oz (000)	1,515	1,366	1,302	5,423	49	44	42	174
Price received	- R / kg	/	- $ / oz - sold	95,533	86,247	61,568	88,812	457	411	315	435
Total cash costs	- R / kg	/	- $ / oz - produced	83,222	77,230	68,199	71,330	397	369	354	348
Total production costs	- R / kg	/	- $ / oz - produced	107,588	98,025	99,780	92,403	513	468	520	451
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	708	775	676	728	22.77	24.92	21.73	23.40
Actual	- g	/	- oz	648	628	618	635	20.85	20.19	19.86	20.43
FINANCIAL RESULTS (MILLION)											
Gold income				133	111	90	438	20	17	15	69
Cost of sales				175	130	123	498	27	20	21	78
Cash operating costs				108	99	83	363	17	15	14	57
Other cash costs				7	6	6	24	1	1	1	4
Total cash costs				115	105	89	387	18	16	15	61
Rehabilitation and other non-cash costs				9	2	1	13	1	-	-	2
Production costs				124	106	90	400	19	16	15	63
Amortisation of tangible assets				29	24	37	97	4	4	6	15
Inventory change				22	-	(4)	1	3	-	-	-
				(42)	(19)	(33)	(59)	(6)	(3)	(6)	(9)
Realised non-hedge derivatives				12	7	(10)	43	2	1	(1)	7
Gross (loss) excluding the effect of unrealised non-hedge derivatives				(30)	(12)	(43)	(16)	(5)	(2)	(7)	(2)
Capital expenditure				8	8	9	23	1	1	1	4

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI				Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	568	546	519	2,187	626	602	572	2,411
Treated	- 000 tonnes	/	- 000 tons	543	548	494	2,156	598	604	545	2,376
Yield	- g / t	/	- oz / t	4.87	4.64	5.02	4.77	0.142	0.135	0.147	0.139
Gold produced	- kg	/	- oz (000)	2,644	2,541	2,484	10,280	85	82	80	331
SURFACE AND DUMP RECLAMATION											
Treated	- 000 tonnes	/	- 000 tons	502	529	439	2,036	553	583	484	2,244
Yield	- g / t	/	- oz / t	0.47	0.48	0.45	0.48	0.014	0.014	0.013	0.014
Gold produced	- kg	/	- oz (000)	236	253	198	985	8	8	6	32
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	339	634	821	2,844	374	699	904	3,135
Treated	- 000 tonnes	/	- 000 tons	256	190	44	492	282	210	49	543
Stripping ratio	- t (mined total - mined ore) / t mined ore			4.37	9.18	24.04	10.06	4.37	9.18	24.04	10.06
Yield	- g / t	/	- oz / t	0.89	1.32	2.47	1.84	0.026	0.039	0.072	0.054
Gold in ore	- kg	/	- oz (000)	-	17	196	241	-	1	6	8
Gold produced	- kg	/	- oz (000)	227	252	110	904	7	8	4	29
TOTAL											
Yield	- g / t	/	- oz / t	2.39	2.40	2.85	2.60	0.070	0.070	0.083	0.076
Gold produced	- kg	/	- oz (000)	3,107	3,045	2,792	12,169	100	98	90	391
Gold sold	- kg	/	- oz (000)	3,248	2,906	2,792	12,171	104	93	90	391
Price received	- R / kg	/	- $ / oz - sold	95,609	85,876	61,596	89,176	457	412	314	435
Total cash costs	- R / kg	/	- $ / oz - produced	75,184	71,204	62,061	70,817	357	341	320	345
Total production costs	- R / kg	/	- $ / oz - produced	112,164	96,328	86,814	98,595	535	461	448	481
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	347	357	200	349	11.17	11.49	6.43	11.21
Actual	- g	/	- oz	195	190	193	196	6.26	6.12	6.20	6.30
FINANCIAL RESULTS (MILLION)											
Gold income				283	234	194	986	43	36	32	155
Cost of sales				346	283	240	1,190	53	43	40	187
Cash operating costs				219	204	162	811	33	31	27	127
Other cash costs				15	12	11	51	2	2	2	8
Total cash costs				234	217	173	862	36	33	29	135
Retrenchment costs				-	-	1	-	-	-	-	-
Rehabilitation and other non-cash costs				8	-	-	8	1	-	-	1
Production costs				241	217	174	869	37	33	29	136
Amortisation of tangible assets				111	77	68	334	17	12	11	52
Inventory change				(6)	(11)	(2)	(14)	(1)	(2)	-	(2)
				(64)	(49)	(46)	(203)	(10)	(7)	(8)	(32)
Realised non-hedge derivatives				28	16	(22)	99	4	2	(4)	16
Gross loss excluding the effect of unrealised non-hedge derivatives				(36)	(33)	(68)	(104)	(5)	(5)	(12)	(16)
Capital expenditure				193	120	72	495	30	19	12	78

Rounding of figures may result in computational discrepancies.

Quarterly Report December 2005 - www.AngloGoldAshanti.com

Guinea

SIGUIRI - Attributable 85%			Rand / Metric				Dollar / Imperial			
			Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,827	3,783	-	13,694	6,423	4,170	-	15,095
Treated	- 000 tonnes	/ - 000 tons	1,548	1,329	-	4,249	1,706	1,465	-	4,684
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.69	1.77	-	1.40	1.69	1.77	-	1.40
Yield	- g / t	/ - oz / t	1.12	1.17	-	1.21	0.033	0.034	-	0.035
Gold produced	- kg	/ - oz (000)	1,736	1,556	-	5,140	56	50	-	165
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	-	-	4,587	3,678	-	-	5,057	4,054
Placed [1]	- 000 tonnes	/ - 000 tons	-	-	1,674	1,575	-	-	1,846	1,736
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	-	1.59	1.68	-	-	1.59	1.68
Yield [2]	- g / t	/ - oz / t	-	-	1.09	1.16	-	-	0.032	0.034
Gold placed [3]	- kg	/ - oz (000)	-	-	1,820	1,835	-	-	59	59
Gold produced	- kg	/ - oz (000)	201	351	1,325	2,534	6	11	43	81
TOTAL										
Yield [4]	- g / t	/ - oz / t	1.12	1.17	1.09	1.21	0.033	0.034	0.032	0.035
Gold produced	- kg	/ - oz (000)	1,936	1,907	1,325	7,674	62	61	43	246
Gold sold	- kg	/ - oz (000)	1,936	2,067	1,325	7,674	62	66	43	247
Price received	- R / kg	/ - $ / oz - sold	96,234	87,127	60,987	89,678	460	415	310	435
Total cash costs	- R / kg	/ - $ / oz - produced	72,822	64,817	83,828	62,009	341	310	434	301
Total production costs	- R / kg	/ - $ / oz - produced	106,570	88,239	100,252	85,331	502	422	520	414
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	959	945	690	1,048	30.82	30.38	22.18	33.71
Actual	- g	/ - oz	534	565	494	592	17.17	18.16	15.87	19.03
FINANCIAL RESULTS (MILLION)										
Gold income			171	172	91	635	26	26	16	99
Cost of sales			183	176	143	607	28	27	25	95
Cash operating costs			124	117	107	442	19	18	18	69
Other cash costs			14	6	4	31	2	1	1	5
Total cash costs			138	124	111	473	21	19	19	74
Rehabilitation and other non-cash costs			(3)	(6)	5	3	-	(1)	1	1
Production costs			135	118	116	476	21	18	20	75
Amortisation of tangible assets			62	49	20	166	9	8	3	26
Inventory change			(14)	9	7	(34)	(2)	1	2	(6)
			(12)	(5)	(52)	27	(2)	(1)	(9)	4
Realised non-hedge derivatives			15	8	(10)	54	2	1	(2)	8
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			3	4	(62)	81	1	1	(11)	12
Capital expenditure			18	40	97	194	3	6	16	31

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Rounding of figures may result in computational discrepancies.

Mali

				Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
MORILA - Attributable 40%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	1,176	732	1,025	4,231	1,538	958	1,340	5,535
Mined	- 000 tonnes	/	- 000 tons	2,719	1,190	2,556	9,821	2,997	1,312	2,818	10,826
Treated	- 000 tonnes	/	- 000 tons	378	404	430	1,505	417	445	475	1,659
Stripping ratio	- t (mined total - mined ore) / t mined ore			2.09	1.49	2.60	2.49	2.09	1.49	2.60	2.49
Yield	- g / t	/	- oz / t	4.80	5.33	6.56	5.41	0.140	0.155	0.191	0.158
Gold produced	- kg	/	- oz (000)	1,817	2,151	2,825	8,139	58	69	90	262
Gold sold	- kg	/	- oz (000)	1,916	2,166	2,861	8,148	62	70	92	262
Price received	- R / kg	/	- $ / oz - sold	101,211	92,706	79,377	91,188	483	443	416	445
Total cash costs	- R / kg	/	- $ / oz - produced	47,734	40,511	28,795	39,083	227	194	150	191
Total production costs	- R / kg	/	- $ / oz - produced	70,011	69,496	39,269	60,147	333	333	204	293
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,115	2,270	3,141	2,212	68.00	72.98	101.00	71.13
Actual	- g	/	- oz	2,051	3,409	3,118	3,097	65.94	109.61	100.24	99.57
FINANCIAL RESULTS (MILLION)											
Gold income				194	201	225	743	30	31	38	116
Cost of sales				142	154	116	498	22	24	19	78
Cash operating costs				73	73	65	266	11	11	11	42
Other cash costs				14	14	16	52	2	2	3	8
Total cash costs				87	87	81	318	13	13	14	50
Rehabilitation and other non-cash costs				1	1	2	3	-	-	-	-
Production costs				88	88	83	321	13	14	14	50
Amortisation of tangible assets				40	62	28	168	6	9	5	26
Inventory change				15	5	5	9	2	1	-	1
				52	47	109	245	8	7	19	39
Realised non-hedge derivatives				-	-	2	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives				52	47	111	245	8	7	19	39
Capital expenditure				6	2	5	11	1	-	1	2

Rounding of figures may result in computational discrepancies.

Mali

				Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
SADIOLA - Attributable 38%				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	978	680	893	3,671	1,279	890	1,168	4,802
Mined	- 000 tonnes	/	- 000 tons	2,013	1,413	1,814	7,344	2,219	1,557	2,000	8,095
Treated	- 000 tonnes	/	- 000 tons	502	515	517	1,910	554	568	570	2,106
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.52	2.45	3.19	2.47	1.52	2.45	3.19	2.47
Yield	- g / t	/	- oz / t	2.63	2.66	2.81	2.73	0.077	0.078	0.082	0.080
Gold produced	- kg	/	- oz (000)	1,323	1,373	1,454	5,223	43	44	47	168
Gold sold	- kg	/	- oz (000)	1,370	1,378	1,429	5,250	44	44	46	169
Price received	- R / kg	/	- $ / oz - sold	101,716	91,834	80,957	92,180	485	439	419	448
Total cash costs	- R / kg	/	- $ / oz - produced	59,678	50,341	49,309	54,377	284	240	255	265
Total production costs	- R / kg	/	- $ / oz - produced	72,230	62,898	60,630	68,784	344	300	313	336
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,192	2,157	2,030	1,896	70.47	69.34	65.26	60.95
Actual	- g	/	- oz	1,629	1,792	2,174	1,719	52.38	57.62	69.89	55.27
FINANCIAL RESULTS (MILLION)											
Gold income				139	127	117	484	21	19	20	76
Cost of sales				92	84	99	353	14	13	17	55
Cash operating costs				69	60	63	250	11	9	11	39
Other cash costs				10	9	9	34	1	1	1	5
Total cash costs				79	69	72	284	12	11	12	45
Rehabilitation and other non-cash costs				-	-	1	1	-	-	-	-
Production costs				79	69	73	285	12	11	12	45
Amortisation of tangible assets				17	18	16	74	3	3	3	12
Inventory change				(3)	(3)	10	(6)	(1)	-	2	(1)
				47	43	18	131	7	7	3	20
Realised non-hedge derivatives				-	-	(2)	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives				47	43	16	131	7	7	3	20
Capital expenditure				8	12	11	48	1	2	2	7

Rounding of figures may result in computational discrepancies.

Mali

					Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
YATELA - Attributable 40%						Rand / Metric				Dollar / Imperial		
OPERATING RESULTS												
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/	- 000 tons		1,265	1,111	2,187	5,754	1,394	1,225	2,410	6,342
Placed [1]	- 000 tonnes	/	- 000 tons		328	289	331	1,259	362	318	365	1,388
Stripping ratio	- t (mined total - mined ore) / t mined ore				4.97	9.58	3.64	6.94	4.97	9.58	3.64	6.94
Yield [2]	- g / t	/	- oz / t		3.73	3.08	2.95	2.99	0.109	0.090	0.086	0.087
Gold placed [3]	- kg	/	- oz (000)		1,225	888	977	3,759	39	29	31	121
Gold produced	- kg	/	- oz (000)		972	666	866	3,060	31	21	28	98
Gold sold	- kg	/	- oz (000)		997	599	810	3,052	32	19	26	98
Price received	- R / kg	/	- $ / oz	- sold	102,055	91,129	83,576	92,211	487	438	438	449
Total cash costs	- R / kg	/	- $ / oz	- produced	43,556	59,688	53,355	53,754	208	285	276	263
Total production costs	- R / kg	/	- $ / oz	- produced	60,795	63,983	67,381	69,469	290	305	348	340
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		1,127	1,161	898	1,115	36.24	37.32	28.86	35.86
Actual	- g	/	- oz		1,434	975	1,192	1,103	46.11	31.36	38.32	35.48
FINANCIAL RESULTS (MILLION)												
Gold income					102	55	68	281	16	8	11	44
Cost of sales					64	39	54	214	10	6	9	34
Cash operating costs					35	36	41	144	5	5	7	23
Other cash costs					7	4	5	20	1	1	1	3
Total cash costs					42	40	46	164	7	6	8	26
Rehabilitation and other non-cash costs					-	-	1	1	-	-	-	-
Production costs					43	40	47	166	7	6	8	26
Amortisation of tangible assets					16	3	11	47	3	-	2	7
Inventory change					5	(4)	(4)	1	1	(1)	(1)	-
					38	16	14	68	6	2	2	11
Realised non-hedge derivatives					-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives					38	16	14	68	6	2	2	11
Capital expenditure					1	3	4	15	-	1	1	2

[1] Tonnes / Tons placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

AngloGold Ashanti

NAVACHAB				Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	295	296	358	1,161	386	387	468	1,518
Mined	- 000 tonnes	/	- 000 tons	922	966	1,159	3,744	1,016	1,065	1,278	4,127
Treated	- 000 tonnes	/	- 000 tons	303	328	292	1,222	334	361	321	1,347
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.66	1.15	1.52	1.56	1.66	1.15	1.52	1.56
Yield	- g / t	/	- oz / t	2.30	2.00	1.83	2.05	0.067	0.058	0.053	0.060
Gold produced	- kg	/	- oz (000)	696	657	535	2,510	22	21	17	81
Gold sold	- kg	/	- oz (000)	698	621	536	2,512	22	20	17	81
Price received	- R / kg	/	- $ / oz - sold	101,269	91,856	82,765	91,635	482	440	428	447
Total cash costs	- R / kg	/	- $ / oz - produced	54,386	56,025	89,009	65,300	259	268	462	321
Total production costs	- R / kg	/	- $ / oz - produced	33,958	56,659	99,489	66,354	156	271	516	326
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	763	741	546	720	24.52	23.81	17.54	23.14
Actual	- g	/	- oz	758	702	558	664	24.37	22.58	17.95	21.36
FINANCIAL RESULTS (MILLION)											
Gold income				71	57	44	230	11	9	7	36
Cost of sales				25	34	53	166	4	5	9	26
Cash operating costs				38	37	47	163	6	6	8	26
Other cash costs				-	-	1	1	-	-	-	-
Total cash costs				38	37	48	164	6	6	8	26
Rehabilitation and other non-cash costs				(42)	(6)	-	(43)	(7)	(1)	-	(7)
Production costs				(4)	31	48	121	(1)	5	8	19
Amortisation of tangible assets				28	7	5	45	4	1	1	7
Inventory change				1	(3)	-	(1)	-	-	-	-
				46	23	(9)	64	7	4	(2)	10
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives				46	23	(9)	64	7	4	(2)	10
Capital expenditure				12	3	16	33	2	-	3	5

Rounding of figures may result in computational discrepancies.

Tanzania

			Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
GEITA - Attributable 100% May 2004			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm /	- 000 bcy	4,799	4,836	4,629	20,007	6,277	6,326	6,055	26,169
Mined	- 000 tonnes /	- 000 tons	13,108	13,792	11,859	54,109	14,449	15,203	13,072	59,645
Treated	- 000 tonnes /	- 000 tons	1,545	1,561	1,424	6,078	1,703	1,720	1,570	6,699
Stripping ratio	- t (mined total - mined ore) / t mined ore		8.53	8.09	9.95	8.49	8.53	8.09	9.95	8.49
Yield	- g / t /	- oz / t	2.41	2.72	4.15	3.14	0.070	0.079	0.121	0.092
Gold produced	- kg /	- oz (000)	3,730	4,247	5,915	19,074	120	137	190	613
Gold sold	- kg /	- oz (000)	3,398	4,339	6,039	18,701	109	139	194	601
Price received	- R / kg /	- $ / oz - sold	104,922	84,645	68,534	81,124	503	407	352	398
Total cash costs	- R / kg /	- $ / oz - produced	68,370	74,172	51,479	61,182	326	353	264	298
Total production costs	- R / kg /	- $ / oz - produced	100,414	87,353	69,023	79,377	478	416	354	387
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	800	1,031	911	1,023	25.73	33.15	29.30	32.90
Actual	- g /	- oz	920	1,049	1,452	1,195	29.58	33.74	46.68	38.41
FINANCIAL RESULTS (MILLION)										
Gold income			266	298	412	1,351	41	46	68	214
Cost of sales			313	376	388	1,468	48	58	64	230
Cash operating costs			240	297	282	1,095	37	45	47	172
Other cash costs			13	18	19	61	2	3	3	10
Total cash costs			253	315	301	1,156	39	48	50	181
Rehabilitation and other non-cash costs			113	(5)	2	113	17	(1)	-	17
Production costs			365	309	303	1,269	56	47	50	199
Amortisation of tangible assets			7	61	102	234	1	9	17	37
Inventory change			(59)	5	(17)	(36)	(9)	1	(3)	(5)
			(48)	(78)	24	(116)	(7)	(12)	4	(17)
Realised non-hedge derivatives			91	69	3	166	14	11	1	26
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives			43	(9)	27	49	7	(1)	5	9
Capital expenditure			45	372	41	496	6	59	7	78

Rounding of figures may result in computational discrepancies.

USA

					Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005	Quarter ended December 2005	Quarter ended September 2005	Quarter ended December 2004	Year ended December 2005
CRIPPLE CREEK & VICTOR J.V.					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/	- 000 tons		13,015	11,186	11,624	47,676	14,346	12,330	12,814	52,554
Placed [1]	- 000 tonnes	/	- 000 tons		4,731	4,932	4,335	19,194	5,215	5,437	4,779	21,157
Stripping ratio	- t (mined total - mined ore) / t mined ore				1.84	1.45	1.74	1.62	1.84	1.45	1.74	1.62
Yield [2]	- g / t	/	- oz / t		0.62	0.62	0.60	0.62	0.018	0.018	0.018	0.018
Gold placed [3]	- kg	/	- oz (000)		2,922	3,036	2,602	11,953	94	98	84	384
Gold produced	- kg	/	- oz (000)		2,659	2,871	2,820	10,252	85	92	91	330
Gold sold	- kg	/	- oz (000)		2,563	2,872	2,821	10,154	82	92	91	326
Price received	- R / kg	/	- $ / oz	- sold	83,972	80,137	61,364	79,562	399	383	317	388
Total cash costs [4]	- R / kg	/	- $ / oz	- produced	50,297	48,304	46,411	47,124	239	231	240	230
Total production costs	- R / kg	/	- $ / oz	- produced	72,260	70,711	62,791	68,349	344	338	324	333
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		2,725	2,692	2,822	2,709	87.62	86.55	90.72	87.09
Actual	- g	/	- oz		2,878	3,003	3,032	2,728	92.52	96.54	97.49	87.71
FINANCIAL RESULTS (MILLION)												
Gold income					147	205	169	661	23	31	28	104
Cost of sales					192	203	177	701	29	31	29	110
Cash operating costs					159	148	131	573	24	23	22	90
Other cash costs					9	7	11	30	1	1	1	5
Total cash costs					168	155	142	603	26	24	23	95
Rehabilitation and other non-cash costs					7	3	(7)	17	1	-	(1)	3
Production costs					175	158	135	620	27	24	22	97
Amortisation of tangible assets					63	72	57	255	10	11	9	40
Inventory change					(46)	(27)	(15)	(174)	(7)	(4)	(2)	(27)
					(46)	2	(8)	(39)	(7)	-	(1)	(6)
Realised non-hedge derivatives					69	25	4	146	10	4	-	23
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives					23	27	(4)	107	4	4	(1)	17
Capital expenditure					16	14	20	53	3	2	3	8

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

ANGLOGOLD ASHANTI

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AADA
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts

South Africa

Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com

United States of America

Andrea Maxey
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Directors

Executive

R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
K H Williams

Non-Executive

R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE ¡
R Médori ~ (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British # American ¡ Ghanaian
~ French ! Brazilian

Offices

Registered and Corporate

Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars

South Africa

Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom

Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary

The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT^{SM}

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2004, which was filed with the Securities and Exchange Commission (SEC) on 14July 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 10, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary